SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 13, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Fourth Quarter 2006 Financial Report, which appears immediately following this page.

Financial Reporting

Fourth Quarter 2006 Report
13 February 2007

UBS Financial Highlights

UBS income statement
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Net profit attributable to UBS shareholders	3,407	2,199	6,487	55	(47)	12,257	14,029

Diluted earnings per share (CHF)[1]	1.66	1.07	3.14	55	(47)	5.95	6.68

Basic earnings per share (CHF)[1]	1.73	1.11	3.28	56	(47)	6.20	6.97

Return on equity attributable to UBS shareholders (%)[2,3]						28.2	39.6

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	1.54	1.07	1.28	44	20	5.58	4.66

Return on equity attributable to UBS shareholders (%)[3,4]						26.4	27.6

Financial Businesses[5]

Operating income	12,272	10,462	10,593	17	16	47,171	39,896

Operating expenses	8,645	7,715	7,417	12	17	32,782	27,704

Net profit attributable to UBS shareholders	3,055	2,118	6,337	44	(52)	11,253	13,517

Net profit attributable to UBS shareholders from continuing operations	3,055	2,114	2,597	45	18	11,249	9,442

Cost / income ratio (%)[6]	70.6	73.8	70.9			69.7	70.1

Net new money (CHF billion)[7]	25.5	41.9	31.1			151.7	148.5

Personnel (full-time equivalents)	78,140	75,593	69,569	3	12

UBS balance sheet & capital management

Equity attributable to UBS shareholders[3]	49,801	48,209	44,130	3	13

Market capitalization	154,222	156,615	131,949	(2)	17

BIS capital ratios

Tier 1 (%)[8]	11.9	12.3	12.9

Total BIS (%)	14.8	15.2	14.1

Risk-weighted assets	341,892	331,697	310,409	3	10

Invested assets (CHF billion)	2,989	2,879	2,652	4	13

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions.  3 Equity attributable to UBS shareholders on 30 September 2006 and 31 December 2005 is adjusted. See note 1 to the financial statements for more information.  4 Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders less distributions.  5 Excludes results from industrial holdings.  6 Operating expenses / operating income less credit loss expense or recovery.  7 Excludes interest and dividend income.  8 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section.

All share and earnings per share figures in this report, unless otherwise indicated, reflect the 2-for-1 share split made on 10 July 2006.

Fourth Quarter 2006 Report
13 February 2007

Financial Calendar

Annual General Meeting	Wednesday, 18 April 2007

Publication of First Quarter 2007 results	Thursday, 3 May 2007

Publication of Second Quarter 2007 results	Tuesday, 14 August 2007

Publication of Third Quarter 2007 results	Tuesday, 30 October 2007

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Investor Relations

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Switzerland

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email: sh-shareholder-services@ubs.com		Fax:	+1 201 680 4675

email: sh-relations@melloninvestor.com

Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Fourth Quarter 2006 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2006 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Printed & Branded Products, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Fourth Quarter 2006 Report
13 February 2007

Letter to shareholders

Dear shareholders,

We are pleased to report that 2006 was another record year for UBS. The performance of our financial businesses improved for the fourth consecutive year. Even more importantly, we took a number of strategic steps to expand and develop our business in line with our growth ambitions. We realized four significant acquisitions in 2006, three of which have already been completed. They will close important competitive gaps and help us accelerate growth, particularly with regard to Pactual in Latin America. We also made major investments in our organic development, further building our capability to serve clients and create value, leading to a significant expansion in staff and expense levels.

One of the consequences of our investments was the lower level of share repurchases. Still, we continued to deliver high shareholder returns. Diluted earnings per share from continuing operations rose 20% to CHF 5.58 in 2006, and return on equity was 26.4%.

In fourth quarter, we ended the year on a strong note. As in the first two quarters of 2006, profits from continuing operations in our financial businesses exceeded CHF 3 billion. We are especially proud since this followed the relatively challenging conditions experienced in the summer. In the quarter, income again expanded on the continued strong levels of asset-based revenues in our wealth and asset management businesses, reflecting sustained inflows of assets from clients and strengthening financial markets. Bond and equity underwriting fees grew. Trading revenues rose compared with both fourth quarter 2005 and third quarter 2006. The equities business benefited from increased commissions in the cash business, particularly in emerging markets, and overall revenues in fixed income, rates and currencies grew 11% compared with fourth quarter 2005.

The fourth quarter included one month of revenues from Pactual in Brazil. Its operations are being integrated into each of our business groups following the closing of the acquisition on 1 December. We have renamed the business UBS Pactual, and it is now the cornerstone of our expanding Latin American presence.
Our acquisition of ABN AMRO’s global futures and options business closed on 30 September. With its integration, fee revenues from exchange traded derivatives in fourth quarter 2006 have already doubled from a year earlier.
In fourth quarter, our new alternative investment management business, Dillon Read Capital Management (DRCM), launched its first outside investor fund, and began to contribute to the asset management business’s revenues.

In full-year 2006, net profit attributable to you, our shareholders, was CHF 11,253 million in our financial businesses. Discontinued operations contributed CHF 4 million, compared with CHF 4,075 million in 2005, when we sold Private Banks & GAM. Continuing operations contributed CHF 11,249 million to net profit, a year on year increase of 19%.

The results of all our businesses improved notably in 2006 from a year earlier. Net new money from clients totaled CHF 151.7 billion, with CHF 113.3 billion contributed by the wealth management business, which experienced strong client flows all around the world, and particularly in Asia and Europe.
As a result of strong inflows and rising markets, invested assets nearly reached the CHF 3 trillion mark. Recurring fees, including asset-based revenues and income from private client lending businesses, were up significantly compared with 2005. Brokerage fees rose as well, reflecting the vigorous levels of financial market trading activity from institutional and private clients.
Our Investment Bank further expanded its share of M&A and equity capital markets, with particular success in large cap deals, emerging markets and technology. As a result, corporate finance and underwriting fees rose 25%.

The strategic expansion of our business, both by acquisition and through organic development, requires more people, infrastructure and investment, and although income rose 19%, costs were up 18%. We, and our colleagues in management positions at all levels of the firm, are acutely aware of the importance of concentrating extra resources in areas that generate or support increased revenues, and making sure that we do not allow any part of our business to develop inefficient habits. The overall cost / income ratio of our financial businesses in 2006, at 69.7%, fell to its lowest level ever for a full year. Some of the increase in expenses comes from two major provisions you are already familiar with – the settlement agreement with Sumitomo Corporation and the sublease of unused office space in New Jersey. Higher personnel costs, however, were the major contributor to increased expenses as, at the end of 2006, we employed 78,140 people – 8,571 more than a year earlier. Over 2,000 of the increase was from the acquisitions completed during the year. We continued to hire client-facing personnel and functional specialists for our businesses all around the world. More people means more office space, so occupancy costs rose. Expenses for IT outsourcing, telecommunication and travel were up in conjunction with higher activity levels, business volume and revenue. Professional fees rose for initiatives that support our growth strategy. We will continue to carefully manage costs, maintaining our ability to make the required investments in strategic projects that will set the basis for the future success of our firm.

We are confident that we have made the right investment decisions, as there was tangible progress in 2006. In the US, we opened a pilot office dedicated to serving domestic ultra-high net worth clients – those with more than USD 10 million to invest. This was part of an initiative which began in 2004. In three years, invested assets from such clients have grown from USD 48 billion to USD 106 billion at the end of 2006.

Our Investment Bank has re-engineered its processes to become a powerful and effective partner in leveraged finance transactions. We have completed some important and profitable deals without compromising our disciplined approach to risk. Our commodities business – which we started to expand in the latter half of 2005 – has widened its geographic scope and product offering, making our services more attractive to clients and resulting in a more balanced mix of trading and client revenues. Our mortgage- and asset-backed securities business saw revenues grow hand-
somely as it benefited from its strong presence outside the US, as the American housing market started to deteriorate in second half 2006. In structured credit, we have also broadened the product range and our geographical reach. This was complemented by a new risk management and reporting platform. Even at this early stage, we recorded a substantial rise in 2006 revenues. And – finally – our local presence in emerging markets is much stronger than a year ago, following the integration of Pactual and the receipt of operating licenses in Russia and Mexico. In China, UBS Securities Co. Limited was officially established following the registration of the business.

Our approach to risk has been critical to our current growth. UBS’s average risk-weighted assets are today at a similar level to 1998, just after the UBS-SBC merger, although our underlying risk profile is very different. We are now a more integrated firm – our business model has evolved, and the way we view, manage and control our risks has changed. The primary focus in our risk-taking activities is

(Continued on next page)

Fourth Quarter 2006 Report
13 February 2007

to ensure the adequate diversification of risk in order to avoid illiquid and concentrated positions, and to ensure that we are rewarded for the risks we take. We have transferred resources from businesses in illiquid markets into more liquid ones, and have actively pursued risk distribution strategies. Portfolios with poor returns on risk have been cut back and the quality of other portfolios has been enhanced.
It is largely because of these efforts that we have, in the last couple of years, been in a position to speed up our entry into new markets and assume the related risk.

The dividend proposal for 2006 is an expression of the confidence we have in our future performance. The Board of Directors will propose that we raise the payout to CHF 2.20 a share in order to match our strong 2006 result. Subject to your approval, this is a 16% increase from the total payout last year, which included a par value repayment of CHF 0.30 a share. It is also 38% higher than last year’s regular dividend of CHF 1.60 a share.

In March 2007, our seventh consecutive annual share buy-back program will end. This will be succeeded by a new three-year second-line repurchase program with a maximum limit of 10% of shares issued. At the current share price, this would represent a maximum total of approximately CHF 16 billion. This underlines our long-term approach to managing UBS cap-
ital. The three-year period is an extended commitment showing our continued disciplined approach to shareholder returns. It also gives us the flexibility to deploy capital for our first priority – the growth of our business. We will make further add-on acquisitions if appropriate opportunities arise and keep investing in the organic growth of our business.

Outlook. Our group combines global scale and focus on growth in a unique way. Our businesses occupy strong market positions in those segments of the financial industry that are expected to grow significantly faster than the economy as a whole over the long term.

In the short term, as the economic cycle matures, investors might become more sensitive to any disappointing political or economic developments, so our top-class risk control remains paramount. However, for UBS, 2007 has started on a positive note, with a strong deal pipeline and continued investor confidence and activity. With a global presence that is balanced across the Americas, Europe and Asia Pacific, the building blocks of our growth strategy are firmly in place. Last year we made a highly concentrated number of acquisitions while investing heavily in organic growth. In 2007, our focus will be on integrating our new areas of activity and we expect to start seeing the benefits from them materializing for our clients and shareholders.

13 February 2007

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS

Fourth Quarter 2006 Report
13 February 2007

UBS Results

In full-year 2006, UBS reported net profit attributable to shareholders (“attributable profit”) of CHF 12,257 million – CHF 11,491 million from continuing operations and CHF 766 million from discontinued operations. For our financial businesses, attributable profit from continuing operations was a record CHF 11,249 million.

In fourth quarter 2006, UBS reported attributable profit of CHF 3,407 million. This includes a contribution from discontinued operations of CHF 262 million related to disposal gains in Industrial Holdings. Attributable profit from continuing operations was CHF 3,145 million. Financial businesses contributed CHF 3,055 million to this result.

Initiatives and achievements

UBS completes acquisition of Banco Pactual

In early December we announced the completion of the acquisition of Banco Pactual S.A. UBS’s Brazilian business now runs under the UBS Pactual name and it is one of the top providers of investment banking, asset management and wealth management services in Brazil. The new business will be the cornerstone of UBS’s operations in Brazil and across all of Latin America. The combined UBS Pactual entity has offices in São Paulo, Rio de Janeiro, Belo Horizonte and Recife.
UBS purchased Pactual with an upfront payment of approximately USD 1 billion and up to USD 1.6 billion in five years, subject to certain performance conditions. In its first month, Pactual contributed especially high revenues of CHF 102 million to UBS’s results, and pre-tax profit after acquisition costs (retention payments, amortization of intangibles and estimated costs of capital) was CHF 23 million.

Regional coordination

As a result of the increasingly integrated nature of UBS’s business, the Group Executive Board’s (GEB) regional coordination and governance processes have been strengthened and formalized. As publicly announced in November 2006, three GEB members were appointed as regional sponsors. In addition, at the Group Managing Board (GMB) level, a regional coordinator role was established.
Huw Jenkins was appointed GEB regional sponsor for the US, Canada and Latin America, Raoul Weil was named GEB regional sponsor for Europe and Switzerland, and, in the Middle East, John Fraser continues to be the regional sponsor.
The Asia Pacific governance framework remained unchanged.
Regional sponsors and coordinators are responsible for overall regional strategic planning, the escalation of issues (particularly in the case of conflicts with Business Group agendas), as well as advocacy of priorities and resource commitments that affect their region.
It is important to note that this does not affect the global business structure we have in place.

UBS granted Mexican banking license

In early January 2007, we received approval from the Mexican Ministry of Finance to offer domestic banking services. We plan to begin operations in first quarter 2007 by offering cash, foreign exchange and debt products to institutional investors. Additional products and services may be offered in the future to institutional and individual clients.

UBS has one of best corporate websites in Europe

UBS has the best corporate website in Switzerland and one of the best in Europe, according to a recent study. The study was carried out by the Swedish investor relations consulting firm Halvarsson & Halvarsson. As was the case last year, UBS was ranked first in Switzerland, followed by Swisscom, Nestlé, Credit Suisse and ABB, and placed fifth out of 165 firms in Europe, behind the Dutch logistics company TNT, Danske Bank, Telecom Italia and Fortum.
The rankings were collated from a questionnaire sent to 420 analysts and journalists across Europe – users who tend to rely heavily on corporate internet sites to find information.

The maximum number of points awarded was 100. UBS scored 79.25, compared with 68.25 last year.

Changes in accounting and presentation in 2007
and other adjustments

IFRS 7 Financial Instruments: Disclosures

Effective 2007, we will adopt the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. It does require entities to provide disclosures in their financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance; and b) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.
In our business, we regularly engage in transactions for which fair value is determined using valuation models for which not all inputs are market observable prices or rates. Such financial instruments are initially recognized in UBS’s financial statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS will be required by IFRS 7 to dis-

close, by class of financial instrument: (a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and (b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference.

Changes in presentation in our credit risk disclosure

Starting in first quarter 2007, we will no longer report non-performing loans in the quarterly credit risk disclosure. Disclosure and discussion of the impaired lending portfolio, which is a key component of our internal credit risk management and control processes, will continue. Non-performing loans, as defined under Swiss Federal Banking Commission (SFBC) regulation, will be reported in the notes to the annual financial statements.

Prime Brokerage

UBS has reclassified certain receivables and payables resulting from its prime brokerage business for the years ended 2002 through 2006. This ensures consistent presentation of identical items throughout the firm. This change increased the size of previously disclosed loans of the Investment Bank and reduced the level of cash collateral on securities borrowed. While it affected certain interest income and interest expense components, it did not have an impact on UBS’s income statement, credit exposure and regulatory capital. The corresponding tables are available in note 1 to the financial statements.

Fourth Quarter 2006 Report
13 February 2007

Responding to climate change

Another unusually mild winter in many parts of the Northern Hemisphere, coupled with a recent spate of prominent environmental studies and documentaries, has kept the issue of climate change at the forefront of the international agenda. Societal and governmental pressure to cut carbon dioxide emissions is high – as recently evidenced by California’s new law that requires industry located in the state to cut greenhouse gas emissions to 1990 levels by 2020.

Worldwide concern also appears to be leading to the creation of a global emissions allowances market. California, through the new legislation, has established an emissions permit trading program similar to the European Emissions Trading Scheme (EU ETS), which has been in place since February 2005. Both programs follow the “cap and trade” system that allows relatively clean businesses to sell unused emissions permits (allowances certificates) to companies that need them, using market forces to reduce pollution cost effectively and flexibly.

In response to the burgeoning “cap and trade” market, UBS launched its first commodity-based index for global markets of emissions allowances. At its inception in October 2006, the UBS World Emissions Index (UBS-WEMI) covered several European emissions programs – all part of the EU ETS. In the future, additional emissions programs will continue to be monitored for potential inclusion in the index.

The UBS-WEMI index has been created as a liquid and international benchmark of tradable derivative instruments referencing emissions allowances. It is composed as an open basket of futures contracts on EU ETS carbon dioxide (CO2), currently weighted between two European trading platforms – the European Climate Exchange and the Nordic Power Exchange. Their weights are allocated based on the program size and liquidity of the underlying emissions programs.

In a report released this past September by the Carbon Disclosure Project (CDP), a group of institutional investors who survey the implications of corporate greenhouse gas emissions, UBS was rated “Best in Class” in its approach to climate change. UBS was also included in the CDP “Climate Leadership Index” as one of 50 FT500 companies showing distinction in its response to greenhouse gas emissions. Moreover, UBS has been a part of the Dow Jones Sustainability Indices (DJSI) since their inception in 1999.

UBS Performance Indicators

	Year to date
	31.12.06	30.9.06	31.12.05

RoE (%)[1,2]

as reported	28.2	27.5	39.6

from continuing operations	26.4	25.9	27.6

	Quarter ended			Year ended

	31.12.06	30.9.06	31.12.05	31.12.06	31.12.05

Diluted EPS (CHF)[3]

as reported	1.66	1.07	3.14	5.95	6.68

from continuing operations	1.54	1.07	1.28	5.58	4.66

Cost / income ratio of the financial businesses (%)[4,5]	70.6	73.8	70.9	69.7	70.1

Net new money, financial businesses (CHF billion)[6]	25.5	41.9	31.1	151.7	148.5

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  2 RoE as reported and from continuing operations reflects the adjusted Equity attributable to UBS shareholders. See note 1 to the financial statements for more information.  3 Details of the EPS calculation can be found in note 8 to the financial statements.  4 Excludes results from industrial holdings.  5 Operating expenses / operating income less credit loss expense or recovery.  6 Excludes interest and dividend income.

Fourth Quarter 2006 Report
13 February 2007

Performance indicators

We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in fourth quarter 2006 show:
–	return on equity for full-year 2006 at 26.4%, down from 27.6% a year earlier, but well above our target of a 20% minimum over the cycle. The decrease relates to the higher average equity base driven by strong retained earnings, only partially offset by higher attributable net profit.
–	diluted earnings per share for the fourth quarter of CHF 1.54, up 20% or CHF 0.26 from CHF 1.28 in the same quarter a year earlier, reflecting the increase in net profit and a 1% reduction in the average number of shares outstanding as a result of further share buybacks.
–	a quarterly cost / income ratio in our financial businesses of 70.6%, slightly improved from 70.9% in the same quarter last year. Income increased on higher revenues from trading activities and net fee and commission income. Costs rose, mainly on higher personnel expenses and increased general and administrative expenses related to the expansion of our business and investments in support of further growth. In 2006, we added over 8,500 employees in areas where we see long-term strategic opportunities. Of the total increase, over 2,000 were from the acquisitions of Banco Pactual, the ABN AMRO global futures and options business, and Piper Jaffray.
–	net new money of CHF 25.5 billion, down from a record fourth quarter of CHF 31.1 billion a year earlier. The wealth management units recorded inflows of CHF 21.7 billion this quarter, up from CHF 19.7 billion in fourth quarter

2005. Inflows in the international and Swiss wealth management business rose by CHF 5.8 billion to CHF 19.0 billion, mainly driven by inflows from Asia and the Americas. Net new money in European wealth management was CHF 1.8 billion in fourth quarter 2006, down from CHF 3.7 billion in fourth quarter 2005, as higher asset gathering in Italy and France was more than offset by smaller inflows in other European countries. Inflows into our domestic wealth management business in the US were CHF 2.7 billion in fourth quarter, down from CHF 6.5 billion a year earlier and CHF 3.4 billion in third quarter. Although the result was lower, the inflow of net new money compared favorably with peers in terms of the growth rate relative to the asset base. The asset management business saw inflows fall to CHF 5.5 billion, down from CHF 10.9 billion a year earlier. Institutional clients reported CHF 5.2 billion in new inflows, mainly driven by contributions from alternative and quantitative and fixed income investments, partly offset by outflows in some equity capabilities. The wholesale intermediary business saw an inflow of CHF 0.3 billion, down from CHF 6.6 billion in the same quarter a year earlier, mainly due to outflows in equities and fixed income. Of the total, CHF 0.2 billion flowed out of money market funds, which tend to experience larger quarterly swings than other asset classes. The Swiss retail banking business recorded net new money outflows of CHF 1.7 billion in fourth quarter, primarily relating to transfers of client assets from discretionary to custody mandates. Overall, UBS’s net new money in full-year 2006 was at a record CHF 151.7 billion, driven by higher inflows in the international wealth management business (up CHF 26.6 billion) and from institutional clients in the asset management business (up CHF 8.5 billion). This, however, was partially offset by lower inflows from wholesale intermediary clients (down CHF 20.8 billion) and the US wealth management business (down CHF 11.2 billion).

Net new money[1]
	Quarter ended			Year ended
CHF billion	31.12.06	30.9.06	31.12.05	31.12.06	31.12.05

Wealth Management International & Switzerland	19.0	23.4	13.2	97.6	68.2

Wealth Management US	2.7	3.4	6.5	15.7	26.9

Business Banking Switzerland	(1.7)	(0.4)	0.6	1.2	3.4

Global Wealth Management & Business Banking	20.0	26.4	20.3	114.5	98.5

Institutional	5.2	12.6	4.3	29.8	21.3

Wholesale Intermediary	0.3	2.9	6.6	7.4	28.2

Global Asset Management	5.5	15.5	10.9	37.2	49.5

UBS excluding Private Banks & GAM	25.5	41.9	31.2	151.7	148.0

Corporate Center

Private Banks & GAM[2]			(0.1)		0.5

UBS	25.5	41.9	31.1	151.7	148.5

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
	As of			% change from
CHF billion	31.12.06	30.9.06	31.12.05	30.9.06	31.12.05

Wealth Management International & Switzerland	1,138	1,086	982	5	16

Wealth Management US	824	811	752	2	10

Business Banking Switzerland	161	159	153	1	5

Global Wealth Management & Business Banking	2,123	2,056	1,887	3	13

Institutional	519	484	441	7	18

Wholesale Intermediary	347	339	324	2	7

Global Asset Management	866	823	765	5	13

UBS	2,989	2,879	2,652	4	13

Financial Businesses

Financial Businesses
13 February 2007

Financial Businesses Results

Income statement[1]
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Continuing operations

Interest income	24,405	22,611	15,686	8	56	87,401	59,286

Interest expense	(22,880)	(20,773)	(13,476)	10	70	(80,880)	(49,758)

Net interest income	1,525	1,838	2,210	(17)	(31)	6,521	9,528

Credit loss (expense) / recovery	21	14	132	50	(84)	156	375

Net interest income after credit loss expense	1,546	1,852	2,342	(17)	(34)	6,677	9,903

Net fee and commission income	7,135	6,095	5,947	17	20	25,881	21,436

Net trading income	3,401	2,423	2,251	40	51	13,318	7,996

Other income	190	92	53	107	258	1,295	561

Total operating income	12,272	10,462	10,593	17	16	47,171	39,896

Cash components	5,438	4,814	4,708	13	16	21,282	18,275

Share-based components[2]	557	523	406	7	37	2,187	1,628

Total personnel expenses	5,995	5,337	5,114	12	17	23,469	19,903

General and administrative expenses	2,235	2,036	1,959	10	14	7,929	6,448

Services (to) / from other business units	(1)	(3)	(3)	67	67	(9)	(14)

Depreciation of property and equipment	364	315	314	16	16	1,245	1,240

Amortization of intangible assets	52	30	33	73	58	148	127

Total operating expenses	8,645	7,715	7,417	12	17	32,782	27,704

Operating profit from continuing operations before tax	3,627	2,747	3,176	32	14	14,389	12,192

Tax expense	469	529	464	(11)	1	2,751	2,296

Net profit from continuing operations	3,158	2,218	2,712	42	16	11,638	9,896

Discontinued operations

Profit from discontinued operations before tax	0	4	4,153	(100)	(100)	4	4,564

Tax expense	0	0	413		(100)	0	489

Net profit from discontinued operations	0	4	3,740	(100)	(100)	4	4,075

Net profit	3,158	2,222	6,452	42	(51)	11,642	13,971

Net profit attributable to minority interests	103	104	115	(1)	(10)	389	454

from continuing operations	103	104	115	(1)	(10)	389	454

from discontinued operations	0	0	0			0	0

Net profit attributable to UBS shareholders	3,055	2,118	6,337	44	(52)	11,253	13,517

from continuing operations	3,055	2,114	2,597	45	18	11,249	9,442

from discontinued operations	0	4	3,740	(100)	(100)	4	4,075

Additional information

Personnel (full-time equivalents)	78,140	75,593	69,569	3	12

1 Excludes results from industrial holdings.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.

2006

It was another record year for UBS, with all businesses reporting a stronger performance in 2006 than a year earlier. Attributable net profit in 2006 was CHF 11,253 million. Discontinued operations contributed CHF 4 million, compared with CHF 4,075 million in 2005, when we sold Private Banks & GAM. Net profit from continuing operations was CHF 11,249 million, up 19% from CHF 9,442 million in 2005. It was at the highest level ever, fueled by a 19% increase in income, which rose to CHF 47,015 million. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. Brokerage fees were up, reflecting brisk client activity. Corporate finance and underwriting fees rose, not just because of buoyant capital market conditions, but also as a result of our efforts to grow our market share in key sectors, such as large cap deals, emerging markets, technology and as a partner of financial sponsors. Overall, net fee and commission income now contributes 55% to total operating income in 2006. Income from trading activities reached a record high as well, mainly driven by higher gains from equity derivatives, prime brokerage and equity proprietary trading. Fixed income activities saw stronger results driven by positive market conditions and improved performances in derivatives, mortgage-backed securities and commodities. Revenues from interest margin products increased to the highest level ever, reflecting the success and growth of lending activities to wealthy private clients worldwide. They also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher Swiss mortgage volumes. In 2006, we continued to record credit loss recoveries, although they were substantially lower than they were a year earlier.

Expenses continued to increase in the context of our strategic expansion. In 2006, they rose 18% or CHF 5,078 million from 2005. Personnel expenses were up 18%, reflecting the 12% increase in personnel numbers across our businesses. Performance-related payments rose in line with revenues. For 2006, 53% of personnel expenses took the form of bonus or other variable compensation, up from 50% a year earlier. Average variable compensation per head in 2006 was 16% higher than in 2005.
General and administrative expenses were up 23% from a year earlier. The level of provisions rose mainly as a result of the settlement agreement with Sumitomo Corporation and the sublease of unused office space in New Jersey. Although we needed less office space than expected in New Jersey, we expanded our presence in other regions, leading to overall higher occupancy costs. Activity levels and business volumes increased worldwide, resulting in higher spending for IT out-sourcing, communication and travel. Investment in growth initiatives resulted in higher costs for IT and strategic projects, in particular at the Investment Bank.
The rise in costs was outpaced by the improvement in revenues, driving our cost / income ratio down to 69.7% – the lowest level ever recorded.

Financial Businesses
13 February 2007

Fourth quarter 2006

In fourth quarter 2006, net profit attributable to UBS shareholders from continuing operations was CHF 3,055 million, up 18% from the same period a year earlier.

Operating income

Total operating income was CHF 12,272 million in fourth quarter 2006, up by CHF 1,679 million from the same quarter a year ago.
Net interest income was CHF 1,525 million in fourth quarter 2006, down from CHF 2,210 million a year ago. Net trading income was CHF 3,401 million, up from CHF 2,251 million in the same quarter a year earlier.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading activities increased by 13% to CHF 3,182 million in fourth quarter 2006 from a year earlier. Equities trading revenues in fourth quarter 2006, at CHF 1,469 million, were up 36% from the same quarter in 2005. Revenues rose due to higher income from proprietary trading. Cash equities revenues were higher, with the quarter benefiting from positive market conditions, generating strong revenues in emerging markets, partially offset by lower individual client trading income in the US. Fixed income trading revenues, at CHF 1,159 million, were down from

CHF 1,240 million reported in fourth quarter 2005. Net interest and trading income from cash collateral trading and for the business activities managed by DRCM on behalf of the Investment Bank decreased. Also, income from energy trading was negatively impacted by the mild winter. Our credit business was slightly down, driven by lower net revenues from our syndicated finance business, partially offset by higher trading income in investment grade and emerging markets (in all regions). Credit default swaps, which hedge certain loan exposures, recorded a loss of CHF 59 million, compared with a gain of CHF 62 million a year earlier. This was partially offset by stronger revenues in our derivatives business and from securitized products, particularly in real estate. Foreign exchange trading revenues increased 13% to CHF 461 million in fourth quarter 2006 from CHF 409 million a year ago, mainly because of higher client volumes.

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Net interest income	1,525	1,838	2,210	(17)	(31)	6,521	9,528

Net trading income	3,401	2,423	2,251	40	51	13,318	7,996

Total net interest and trading income	4,926	4,261	4,461	16	10	19,839	17,524

Breakdown by business activity

Equities	1,469	897	1,084	64	36	4,759	3,928

Fixed income	1,159	1,297	1,240	(11)	(7)	6,204	5,741

Foreign exchange	461	369	409	25	13	1,745	1,458

Other	93	112	77	(17)	21	411	292

Net income from trading activities	3,182	2,675	2,810	19	13	13,119	11,419

Net income from interest margin products	1,525	1,453	1,397	5	9	5,829	5,355

Net income from treasury and other activities	219	133	254	65	(14)	891	750

Total net interest and trading income	4,926	4,261	4,461	16	10	19,839	17,524

At CHF 1,525 million, net income from interest margin products in fourth quarter 2006 was up 9% from the same quarter a year earlier. This was the highest level reported since second half 2002, reflecting the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to Swiss clients. The wealth management business in the US achieved higher levels of deposits, and benefited from higher spreads on them. The improvement was partially offset by lower income from our recovery portfolio, which shrank another CHF 0.7 billion in size compared with the year-earlier quarter.

Net income from treasury and other activities in fourth quarter 2006 was CHF 219 million, down CHF 35 million from a year earlier. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products) negatively affected income. They are carried on the balance sheet at fair value, and if they qualify for cash flow hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In fourth quarter 2006, these hedges were not fully effective, leading to losses that were booked to our income statement. This was only partially offset by gains on currency options hedging our US dollar exposure arising from future earnings and higher interest income as a result of the growth in our capital base.
In fourth quarter 2006, net fee and commission income was CHF 7,135 million – the highest level recorded since early 2001 and up 20% from CHF 5,947 million a year earlier. Improvements were seen in practically all fee categories. Underwriting fees, at CHF 1,187 million, were up 50% from CHF 793 million a year ago, mostly driven by the growth of our equities underwriting business – where fees rose 61% to CHF 657 million. Debt underwriting fees increased by 37% to CHF 530 million. At CHF 555 million, corporate finance fees were up 9% from CHF 509 million in the same quarter a year earlier, as clients took advantage of strategic opportunities. Net brokerage fees increased 14% to CHF 1,554 million in fourth quarter 2006 from CHF 1,359 million a year earlier, driven by higher exchange-traded derivative fees after the inclusion of the recently acquired ABN AMRO’ global futures and options business. Revenues from equity deriva-

tives rose as well, particularly in Asia. Increased invested asset levels in both UBS and third-party mutual funds drove investment fund fees 17% higher to CHF 1,534 million, up from CHF 1,313 million a year ago. Portfolio and other management fees rose 27% to a new record of CHF 1,868 million in fourth quarter 2006, up from CHF 1,474 million a year earlier. The increase is the result of rising asset levels, which were driven by rising markets and strong inflows of net new money, as well as higher performance fees from the alternative and quantitative investments business.

Other income increased by 258% to CHF 190 million in fourth quarter 2006 from CHF 53 million in the same period a year ago. The rise reflects equity income from certain O’Connor funds and other investments in associates as well as writebacks.

Operating expenses

Total operating expenses were CHF 8,645 million in fourth quarter 2006, up 17% from CHF 7,417 million a year earlier.
Personnel expenses rose 17% to CHF 5,995 million in fourth quarter 2006 from CHF 5,114 million a year earlier. Accruals for performance-related payments increased in line with revenues. Personnel expenses are managed on a full-year basis, with the final determination of annual performance-related payments in fourth quarter. Expenses for salaries rose due to higher numbers of personnel across the firm. Share-based compensation was up 37% from the prior year, mainly reflecting increased deferred compensation in 2006 and the higher fair value of options, driven by the rise in the share price.
At CHF 2,235 million in fourth quarter 2006, general and administrative expenses increased CHF 276 million from CHF 1,959 million in the same period a year ago. Professional fees rose for projects that support our growth strategy. IT and other outsourcing costs as well as expenses for market data services were driven up by increased business volume. Higher staff levels resulted in increased costs for occupancy and for travel.
Depreciation was CHF 364 million in fourth quarter 2006, up CHF 50 million from a year ago, mainly reflecting accelerated software amortization in the investment banking area.
At CHF 52 million, amortization of other intangible assets rose 58% from CHF 33 million a year ago, due to charges for the acquisitions of the Pactual, Piper Jaffray and ABN AMRO futures and options businesses.

Financial Businesses
13 February 2007

Tax

We incurred a tax expense of CHF 469 million in fourth quarter 2006, reflecting an effective tax rate of 12.9% for the quarter. The full-year tax rate in 2006 was 19.1% (compared with 18.8% in 2005). The tax rate for 2006 as a whole, and fourth quarter in particular, was positively influenced by the release of deferred tax valuation allowances, reflecting improved forecast earnings in certain group companies and branches. We believe that a tax rate of about 22% is a reasonable preliminary estimate for 2007.

Personnel

The number of people employed in our financial businesses was 78,140 on 31 December 2006, up 2,547 compared with the end of third quarter. Staff levels rose in all business groups, driven by further business expansion in our core businesses. In fourth quarter 2006, 925 employees joined UBS following the acquisition of Pactual and ABN AMRO’s futures and options business. The majority of them are now in the Investment Bank.

For the whole of 2006, the number of people employed in our financial businesses rose by 8,571 or 12%. In our Swiss and international wealth management business (up 2,009), we continued to invest in growing markets in Asia Pacific, Europe, the Middle East and Africa. We also strengthened our domestic advisory capability in Switzerland. The US-based wealth management business (up 1,523) saw staff level increases related to the acquisition of Piper Jaffray in August 2006, which added 1,156 employees. We also recruited specialists in support and logistics functions in order to implement strategic initiatives. The Swiss commercial and retail banking business recorded lower personnel numbers (down 110). The decrease stemmed from the sale of Edelweiss facilities management in first quarter 2006, which was partly offset by the higher level of IT staff needed to support growing business volumes and new hires in our Swiss domestic banking business. The asset management business (up 575) saw increases in all areas, reflecting strong business growth. The launch of DRCM on 5 June 2006 added 175 people, including all those transferred from the Investment Bank. Our Investment Bank’s staff levels (up 3,725) rose in IT, operations and finance due to higher business volumes and also because of new initiatives in the investment banking and fixed income, rates and currencies businesses. Hiring was also seen in legal and compliance functions, reflecting the more stringent regulatory environment. Some of the increase in personnel was also due to the inclusion of employees from Pactual and ABN AMRO. In Corporate Center, personnel numbers were up by 849, mainly in the IT infrastructure unit, as the demand for its services grew in line with the expansion of our core businesses. Demand for offshoring services increased as well, driving up staff levels in the UBS Service Center in Hyderabad.

Fair value disclosure of options and shares granted

The fair value of shares granted in 2006 rose to CHF 1,858 million, up CHF 59 million from CHF 1,799 million on 30 September and 35% higher than CHF 1,381 million a year earlier. The increase compared with 2005 is primarily driven by higher performance-based compensation and a rise of the proportion of bonuses being delivered in restricted shares.

The fair value of options granted in 2006 was CHF 564 million, up CHF 28 million from CHF 536 million in the nine months to 30 September 2006 and 56% higher than CHF 362 million in 2005. The increase reflects a higher fair value per option, primarily due to a higher UBS share price.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly under the Equity Plus program, a continuing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Business Group performance from continuing operations before tax
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Wealth Management International & Switzerland	1,418	1,226	1,117	16	27	5,203	4,161

Wealth Management US	174	43	83	305	110	582	312

Business Banking Switzerland	597	568	541	5	10	2,356	2,189

Global Wealth Management & Business Banking	2,189	1,837	1,741	19	26	8,141	6,662

Global Asset Management	400	284	305	41	31	1,392	1,057

Investment Bank	1,356	1,083	1,372	25	(1)	5,943	5,181

Corporate Center	(318)	(457)	(242)	30	(31)	(1,087)	(708)

Financial Businesses	3,627	2,747	3,176	32	14	14,389	12,192

Personnel
	As of					% change from
Full-time equivalents (FTE)	31.12.06		30.9.06	31.12.05		30.9.06	31.12.05

Switzerland	27,018		26,736	26,028	[1]	1	4

Rest of Europe / Middle East / Africa	12,687		12,235	11,007		4	15

Americas	30,819	[2]	29,630	27,136		4	14

Asia Pacific	7,616		6,992	5,398		9	41

Total	78,140		75,593	69,569		3	12

1 Personnel numbers include 649 FTEs transferred to facilities management company Edelweiss on 1 January 2006.  2 Includes 507 FTEs from Banco Pactual.

Financial Businesses
13 February 2007

Risk Management and Control

Credit risk

UBS realized a net recovery of CHF 21 million in fourth quarter 2006, compared with net recoveries of CHF 14 million in third quarter 2006 and CHF 132 million in fourth quarter 2005. The quality of our lending portfolio, as shown by the continuous reduction of our impaired exposure, along with the favorable global economic and credit environment, has allowed us to report net credit loss recoveries for the last few quarters. For full-year 2006, our net recoveries were CHF 156 million, of which CHF 48 million was due to releases of collective loan loss provisions for country risk. Net recoveries in 2005 were CHF 375 million.

Global Wealth Management & Business Banking experienced a net recovery of CHF 11 million in fourth quarter 2006, after net recoveries of CHF 8 million in third quarter 2006 and CHF 72 million in fourth quarter 2005. For full-year 2006, it reported a net recovery of CHF 109 million, compared with net recoveries of CHF 223 million in 2005.

The Investment Bank posted a net recovery of CHF 10 million in fourth quarter 2006, compared with CHF 6 million in third quarter 2006 and CHF 60 million in fourth quarter 2005. For full-year 2006, the Investment Bank realized net recoveries of CHF 47 million, compared with net recoveries of CHF 152 million in 2005.

Allowances and provisions for credit losses
	Wealth Management
CHF million	International & Switzerland		Wealth Management US
As of	31.12.06	30.9.06	31.12.06	30.9.06

Due from banks	160	229	1,096	972

Loans	67,822	65,953	16,549	16,660

Total lending portfolio, gross[3]	67,982	66,182	17,645	17,632

Allowances for credit losses	(10)	(13)	(10)	(11)

Total lending portfolio, net	67,972	66,169	17,635	17,621

Impaired lending portfolio, gross	4	7	10	11

Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0

Impaired lending portfolio, net of collateral	4	7	10	11

Allocated allowances for impaired lending portfolio	4	7	10	11

Other allowances and provisions	6	6	0	0

Total allowances and provisions for credit losses	10	13	10	11

Non-performing loans	4	7	10	11

Allowances for non-performing loans	4	7	10	11

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Impaired lending portfolio as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	100.0	100.0

1 Figures reflect the prime brokerage reclassification as explained in note 1 to the financial statements.  2 Includes Global Asset Management and Corporate Center.  3 Excludes loans designated at fair value.  4 Excludes CHF 93 million and CHF 122 million gross loans from industrial holdings for the quarters ended 31 December 2006 and 30 September 2006.

Credit loss (expense) / recovery
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Global Wealth Management & Business Banking	11	8	72	38	(85)	109	223

Investment Bank	10	6	60	67	(83)	47	152

UBS	21	14	132	50	(84)	156	375

Our gross lending portfolio increased by CHF 7 billion to CHF 364 billion on 31 December 2006 from CHF 357 billion on 30 September 2006. In Global Wealth Management & Business Banking, gross lending rose to CHF 229 billion, up slightly from CHF 227 billion on 30 September 2006. This was almost entirely due to higher secured loans extended by our wealth management units. The gross lending portfolio at the Investment Bank rose by CHF 5 billion to CHF 134 billion, mainly in the Due from banks line, with the increase reflecting the integration of Pactual and ABN AMRO’s futures and options business.

The ratio of impaired loans to total loans further improved to 0.7% from 0.8% in fourth quarter 2006. Impaired loans declined 6.8% to CHF 2,628 million from last quarter’s CHF 2,821 million. The continued workout of recovery positions, together with the low level of new impairments, reduced our impaired loans exposure by 23% during 2006.

		Global Wealth Management
Business Banking Switzerland		& Business Banking		Investment Bank[1]		Others[2]		UBS[1]
31.12.06	30.9.06	31.12.06	30.9.06	31.12.06	30.9.06	31.12.06	30.9.06	31.12.06		30.9.06

4,989	4,517	6,245	5,718	43,612	38,733	506	420	50,363		44,871

138,405	138,960	222,776	221,573	90,867	90,015	104	126	313,747		311,714

143,394	143,477	229,021	227,291	134,479	128,748	610	546	364,110	[4]	356,585	[4]

(1,139)	(1,190)	(1,159)	(1,214)	(97)	(114)	0	0	(1,256)		(1,328)

142,255	142,287	227,862	226,077	134,382	128,634	610	546	362,854	[4]	355,257	[4]

2,493	2,646	2,507	2,664	121	157	0	0	2,628		2,821

(1,034)	(1,097)	(1,034)	(1,097)	(25)	(28)	0	0	(1,059)		(1,125)

1,459	1,549	1,473	1,567	96	129	0	0	1,569		1,696

1,107	1,159	1,121	1,177	97	115	0	0	1,218		1,292

104	91	110	97	4	3	0	0	114		100

1,211	1,250	1,231	1,274	101	118	0	0	1,332		1,392

1,816	1,903	1,830	1,921	88	119	0	0	1,918		2,040

1,013	1,043	1,027	1,061	85	99	0	0	1,112		1,160

0.8	0.9	0.5	0.6	0.1	0.1	0.0	0.0	0.4		0.4

1.7	1.8	1.1	1.2	0.1	0.1	0.0	0.0	0.7		0.8

44.4	43.8	44.7	44.2	80.2	73.2	0.0	0.0	46.3		45.8

75.9	74.8	76.1	75.1	101.0	89.1	0.0	0.0	77.6		76.2

1.3	1.3	0.8	0.8	0.1	0.1	0.0	0.0	0.5		0.6

55.8	54.8	56.1	55.2	96.6	83.2	0.0	0.0	58.0		56.9

Financial Businesses
13 February 2007

Market risk

Market risk arises primarily in UBS’s trading activities, which are mainly in the Investment Bank, with limited activity in wealth management to facilitate private client business, and in asset management to support our alternative and quantitative investments area. Additionally, our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities.

Market risk development in fourth quarter 2006

Market risk for the Investment Bank, measured by the average Value at Risk or VaR (10-day, 99% confidence, 5 years of historical data), decreased to CHF 391 million in fourth quarter 2006 from CHF 453 million in third quarter. The lower average reflected a reduction in risk at the end of the previous quarter which was maintained for the first two months of this quarter. Following the integration of Pactual into the Investment Bank from 1 December 2006 VaR increased and ended the quarter at CHF 473 million, up from CHF 398 million at the end of third quarter.
As usual, the largest contributor to overall Investment Bank VaR was interest rate exposure, which consists of both exposure to the level and shape of interest rate curves and exposure to credit spreads. Credit spread exposure, the larger component, was reduced at the beginning of the quarter. Changes in US dollar interest rate positions during the quarter also had a risk-reducing effect. Average interest rate VaR for fourth quarter was CHF 406 million, down from CHF 523 million in third quarter. Quarter-end VaR was also lower at CHF 405 million compared with CHF 484 million at the end of the previous quarter.
The equities environment in the quarter was characterized by rising stock markets, increased customer flows, strong capital markets and continuing merger and acquisition activity. Average equities VaR increased to CHF 176 million in fourth quarter from CHF 162 million in third quarter, and ended the quarter at CHF 232 million, up from CHF 161 million at the end of the previous quarter. The absolute level of equities VaR continues to be driven by the availability of proprietary trading opportunities.

Changes in market risk levels for UBS as a whole followed the Investment Bank. Average VaR was lower at CHF 395 million in fourth quarter from CHF 464 million in third quarter, while quarter-end VaR increased to CHF 464 million from CHF 398 million at the end of the prior period. Late in the quarter, UBS VaR fell below Investment Bank VaR as Corporate Center exposures provided some offset to Investment Bank positions.
‘Backtesting’ compares 1-day VaR calculated on positions at the close of each business day with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions). It is used to monitor the quality of the VaR model. The graph below shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months, for positions subject to market risk regulatory capital based on the VaR model. As in previous quarters, we had no backtesting exceptions in fourth quarter.
We also run a set of macro stress scenarios daily to assess and control tail risks. These are supplemented as necessary by specific scenarios targeting individual sectors or reflecting current concerns. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and adjusted as necessary. Investment Bank stress loss exposure, like VaR, was lower on average but ended the quarter higher than in third quarter. The changes were driven by the same factors as VaR – primarily lower credit spread exposure throughout the quarter, and increases at quarter end due to the Pactual integration and equities risk.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and exchange rates, and single names. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

Changes of VaR limit from 1 December 2006

From 1 December 2006, VaR limits were increased for the Investment Bank to CHF 775 million from CHF 650 million, and for UBS to CHF 850 million from CHF 750 million. These increases reflect the integration of Pactual and expected business growth in 2007. At the same time, the Corporate Center limit was reduced to CHF 100 million from CHF 140 million.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
		Quarter ended 31.12.06						Quarter ended 30.9.06
CHF million	Limits	Min.		Max.		Average	31.12.06	Min.		Max.		Average	30.9.06

Business Groups

Investment Bank[1,2]	775	331.3		492.6		391.0	472.8	350.3		528.9		452.6	398.0

Global Asset Management[3]	30	8.6		12.8		10.1	10.1	8.0		15.7		10.9	10.9

Global Wealth Management & Business Banking	25	4.4		9.7		7.4	4.8	7.2		9.2		8.1	8.0

Corporate Center[4]	100	24.9		42.7		33.7	27.5	34.5		49.3		42.1	41.7

Diversification effect			[5]		[5]	(46.9)	(51.6)		[5]		[5]	(49.4)	(60.2)

Total	850	336.2		490.5		395.3	463.6	355.8		544.7		464.4	398.4

1 Includes risk managed by Dillon Read Capital Management.  2 Includes Banco Pactual from 1 December 2006.  3 Only covers UBS positions in alternative and quantitative investments.  4 VaR for Corporate Center includes non-trading interest rate exposure in the Treasury book.  5 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Quarter ended 31.12.06						Quarter ended 30.9.06
CHF million	Min.		Max.		Average	31.12.06	Min.		Max.		Average	30.9.06

Risk type

Equities	153.7		234.1		175.7	231.8	144.5		177.5		161.8	161.3

Interest rates	322.9		516.3		406.2	404.8	355.2		607.3		522.9	484.0

Foreign exchange	19.4		63.8		31.2	40.2	16.3		39.0		26.6	28.8

Energy, metals and commodities	28.2		58.5		39.6	44.4	25.9		74.5		42.2	42.4

Diversification effect		[1]		[1]	(261.7)	(248.3)		[1]		[1]	(300.8)	(318.4)

Total	331.3		492.6		391.0	472.8	350.3		528.9		452.6	398.0

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)[1]
	Quarter ended 31.12.06				Quarter ended 30.09.06
CHF million	Min.	Max.	Average	31.12.06	Min.	Max.	Average	30.9.06

Investment Bank[2]	129.1	185.1	150.0	159.7	139.8	198.6	175.6	139.8

UBS	131.2	191.1	151.4	162.0	140.6	196.5	176.3	140.6

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 149 million in fourth quarter 2006 and CHF 173 million in third quarter 2006.

Financial Businesses
13 February 2007

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes.

Our operational risk framework, into which we have been investing considerable management time and effort, aims to contain the levels of risk, and to ensure that we have sufficient information to make informed decisions about additional or adjusted controls.

The program of work on Sarbanes-Oxley 404 is nearing completion. The internal control framework over financial disclosure has now been fully documented and to date we have no material weaknesses to report. Management’s assessment and the auditor’s report will be included in our annual financial report.

As far as the accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking pre-tax profit increased 19% to CHF 2,189 million in fourth quarter 2006 from CHF 1,837 million in third quarter 2006. Pre-tax profit for the international and Swiss wealth management businesses was CHF 1,418 million, up 16% from CHF 1,226 million in third quarter 2006. Wealth Management US’s pre-tax profit was CHF 174 million this quarter, up from CHF 43 million in third quarter. Business Banking Switzerland’s pre-tax profit was CHF 597 million, up 5% from third quarter.

Business Group reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Income	5,666	5,295	5,069	7	12	21,775	19,131

Adjusted expected credit loss[1]	34	36	37	(6)	(8)	156	107

Total operating income	5,700	5,331	5,106	7	12	21,931	19,238

Cash components	2,275	2,200	2,100	3	8	9,043	8,252

Share-based components[2]	82	72	57	14	44	306	237

Total personnel expenses	2,357	2,272	2,157	4	9	9,349	8,489

General and administrative expenses	775	854	884	(9)	(12)	3,028	2,845

Services (to) / from other business units	295	292	245	1	20	1,118	960

Depreciation of property and equipment	65	60	64	8	2	232	226

Amortization of intangible assets	19	16	15	19	27	63	56

Total operating expenses	3,511	3,494	3,365	0	4	13,790	12,576

Business Group performance before tax	2,189	1,837	1,741	19	26	8,141	6,662

KPIs

Cost / income ratio (%)[3]	62.0	66.0	66.4			63.3	65.7

Capital return and BIS data

Return on allocated regulatory capital (%)[4]						39.3	34.7

BIS risk-weighted assets	155,158	156,222	147,348	(1)	5

Goodwill and excess intangible assets[5]	5,978	5,709	5,407	5	11

Allocated regulatory capital[6]	21,494	21,331	20,142	1	7

Additional information

Invested assets (CHF billion)	2,123	2,056	1,887	3	13

Net new money (CHF billion)	20.0	26.4	20.3			114.5	98.5

Client assets (CHF billion)	3,337	3,229	2,895	3	15

Personnel (full-time equivalents)	48,034	47,243	44,612	2	8

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Business Group performance before tax / average allocated regulatory capital.  5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.  6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Financial Businesses
13 February 2007

Wealth Management International & Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Income	2,820	2,618	2,424	8	16	10,827	9,024

Adjusted expected credit loss[1]	(7)	(7)	(5)	0	40	(29)	(13)

Total operating income	2,813	2,611	2,419	8	16	10,798	9,011

Cash components	718	720	653	0	10	2,999	2,491

Share-based components[2]	37	41	22	(10)	68	138	88

Total personnel expenses	755	761	675	(1)	12	3,137	2,579

General and administrative expenses	240	224	255	7	(6)	885	804

Services (to) / from other business units	372	377	346	(1)	8	1,479	1,371

Depreciation of property and equipment	24	21	24	14	0	84	89

Amortization of intangible assets	4	2	2	100	100	10	7

Total operating expenses	1,395	1,385	1,302	1	7	5,595	4,850

Business Unit performance before tax	1,418	1,226	1,117	16	27	5,203	4,161

KPIs

Invested assets (CHF billion)	1,138	1,086	982	5	16

Net new money (CHF billion)[3]	19.0	23.4	13.2			97.6	68.2

Gross margin on invested assets (bps)[4]	101	100	101	1	0	103	102

Cost / income ratio (%)[5]	49.5	52.9	53.7			51.7	53.7

Cost / income ratio excluding the European wealth management business (%)[5]	45.2	48.7	47.7			47.5	47.7

Client advisors (full-time equivalents)	4,742	4,586	4,154	3	14

International clients

Income	2,071	1,917	1,743	8	19	7,907	6,476

Invested assets (CHF billion)	862	815	729	6	18

Net new money (CHF billion)[3]	18.9	21.3	13.4			90.8	64.2

Gross margin on invested assets (bps)[4]	99	97	98	2	1	101	100

European wealth management (part of international clients)

Income	272	250	212	9	28	1,010	722

Invested assets (CHF billion)	144	138	114	4	26

Net new money (CHF billion)[3]	1.8	2.7	3.7			18.2	21.8

Client advisors (full-time equivalents)	870	845	803	3	8

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Income (annualized) / average invested assets.  5 Operating expenses / income.

Business Unit reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Swiss clients

Income	749	701	681	7	10	2,920	2,548

Invested assets (CHF billion)	276	271	253	2	9

Net new money (CHF billion)[1]	0.1	2.1	(0.2)			6.8	4.0

Gross margin on invested assets (bps)[2]	110	106	109	4	1	110	109

Capital return and BIS data

Return on allocated regulatory capital (%)[3]						81.2	78.9

BIS risk-weighted assets	51,485	50,180	43,369	3	19

Goodwill and excess intangible assets[4]	1,740	1,604	1,566	8	11

Allocated regulatory capital[5]	6,889	6,622	5,903	4	17

Additional information

Recurring income[6]	2,146	2,059	1,815	4	18	8,143	6,635

Client assets (CHF billion)	1,436	1,368	1,235	5	16

Personnel (full-time equivalents)	13,564	13,132	11,555	3	17

1 Excludes interest and dividend income.  2 Income (annualized) / average invested assets.  3 Business Unit performance before tax / average allocated regulatory capital.  4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.  5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.  6 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in fourth quarter 2006 was a strong CHF 19.0 billion, down from CHF 23.4 billion in third quarter 2006, but a record for a fourth quarter. The international clients area received inflows of CHF 18.9 billion, led by strong contributions from Asia and the Americas. The Swiss clients area inflow was CHF 0.1 billion, down from CHF 2.1 billion in third quarter 2006 – with the decline reflecting normal end-of-year outflows in most parts of the country.

In full-year 2006, net new money was a record CHF 97.6 billion, compared with CHF 68.2 billion in 2005, or 10% of invested assets at year-end 2005. This outstanding result reflected increases in all geographical regions, particularly in Asia and Europe.

Invested assets on 31 December 2006 were CHF 1,138 billion, up CHF 52 billion or 5% from 30 September 2006, reflecting higher equity markets, strong net new money inflows and the first-time inclusion of Pactual’s wealth management assets.

In fourth quarter 2006, the gross margin on invested assets was 101 basis points, up one basis point from third quarter 2006. Recurring income made up 77 basis points of the margin, down two basis points from the previous quarter, reflecting a time lag between the increase in invested assets, which rose strongly in December, and the booking of higher fees. Non-recurring income comprised 24 basis points

Financial Businesses
13 February 2007

of the gross margin, up three basis points from third quarter 2006, mainly due to higher client activity.

In fourth quarter 2006, the cost / income ratio was 49.5%, down 3.4 percentage points from third quarter, and a record low. Income rose 8%, but expenses, up 1%, only increased slightly. In full-year 2006, the cost / income ratio was 51.7% compared with 53.7% a year earlier. The cost / income ratio has improved for the fourth consecutive year despite the rise in costs in pursuit of our global expansion strategy.
Excluding the European wealth management business, the cost / income ratio in fourth quarter 2006 was 45.2%, down 3.5 percentage points from third quarter 2006.

European wealth management

The inflow of net new money was CHF 1.8 billion in fourth quarter 2006, down from the CHF 2.7 billion inflow in third quarter 2006. Strong inflows in Italy, Germany, France were partly offset by net outflows in other European markets. In full-year 2006, net new money into our domestic European network totaled CHF 18.2 billion, down 17% from the 2005 intake of CHF 21.8 billion, reflecting an annual net new money growth rate of 16% of the underlying asset base at year-end 2005, with positive contributions from all five target markets.

The level of invested assets rose to a record CHF 144 billion on 31 December 2006, up from CHF 138 billion on 30 September 2006. The gain was a result of the inflows of net new money and rising equity markets.

Income in fourth quarter 2006 increased 9% to CHF 272 million, up from CHF 250 million last quarter. The business was profitable for the fourth consecutive quarter and all five markets made a positive contribution for the first time. In full-year 2006, annual income was CHF 1,010 million, up 40% from CHF 722 million in 2005.

The number of client advisors was 870 on 31 December 2006, up from 845 at the end of last quarter as we added advisors in all key European markets.

Initiatives and achievements

Absolute Return assets total CHF 40 billion

Assets invested in UBS’s Absolute Return program, launched in 2004, grew to CHF 40 billion by the end of 2006, making it one of the most successful UBS product launches ever.
The UBS Absolute Return program is for clients who want to achieve positive, stable returns independent of market conditions. Investment objectives are defined in absolute terms, not in comparison with a benchmark as they are in relative return approaches. Stable returns are achieved through distinct portfolio and risk management methods and a team of specialists manages the portfolio using a broad array of investment products such as funds, fund-like instruments, derivatives and alternative investments.

Euromoney names UBS world’s best private bank

UBS was named the world’s best private bank in Euromoney’s benchmark annual survey of the wealth management industry for the fourth consecutive year. We also won the best private bank award in a number of individual countries, among them Hong Kong, Italy, Singapore, Spain and the UK.

Beyond that, FinanceAsia, an industry publication, gave us the “Best Private Bank in Asia” award in 2006 for the fifth consecutive year.

In giving us the award, the magazine wrote that “the experience and maturity of the UBS team in the area of private banking was evident in all meetings and the resultant ‘chemistry’ – critical to a private bank-client relationship – worked in the bank’s favor. Coupled with creativity shown in structuring a solution, UBS had just the edge required to once again win this award.”
The Asian business itself continues to grow strongly, with the level of invested assets managed by our wealth management business in Asia Pacific surpassing the CHF 150 billion mark at the end of 2006.

UBS opens Zaragoza and Bremen offices

In December, we opened an office in Zaragoza, Spain, to serve wealthy clients in the northeastern part of the country. The office employs five people. We plan to open another office in Spain this year.
We also opened a wealth management office staffed by eight employees in Bremen, Germany. We currently have plans to open another two offices in Germany this year.

Success in an integrated German business

Germany is a key European market for UBS. In order to continue to exploit the available potential, UBS is pursuing a clear growth strategy in Germany encompassing all three core businesses, namely wealth management, asset management and investment banking.

Until a few years ago, the three UBS business groups operated largely independently of one another, each with its own, separate marketing and support functions and culture. Now, with an integrated business model in place, UBS is able to provide its German clients with solutions that transcend the boundaries of individual business groups.

The first steps to integrate the business were made in 2001, when employees from all three businesses were moved into a building in the heart of Frankfurt, Germany’s financial capital. A year ago, the integration was completed with the merger of the German legal entities of wealth management and the investment bank, along with the integration of the asset management business’ local sales force.

The move has been extremely successful and the market position of all the business groups has improved. Wealth management, for example, has almost tripled its invested assets over the past two and a half years alone – some of which reflects a series of acquisitions such as that of Sauerborn Trust AG and the German private client business of Merrill Lynch.

The asset management business has gone from being a niche player to one of the premier participants in the institutional and mutual fund business, significantly growing the volume of invested assets in each of the past three years, while the Investment Bank has been one of Germany’s leading investment houses for some time and is now involved in most major transactions.

In addition to the interdependence of local and global strengths, the willingness of the business groups to deal openly with one another and learn from each other has been vital to this success. UBS now aims to shed its image as a foreign brand and become accepted as a part of the German financial landscape. To this end, UBS will continue to add to its existing local presence with its plans to open two new offices in Germany this year.

Financial Businesses
13 February 2007

Results

Full-year 2006 pre-tax profit, at a record CHF 5,203 million, rose 25% compared with 2005. Total operating income was up 20% in 2006, reflecting a higher asset base and increased collateralized lending volumes as well as increased client activity. Operating expenses, up 15% in 2006 from 2005, also rose as our business expanded.

In fourth quarter 2006, pre-tax profit, at CHF 1,418 million, was up 16% from CHF 1,226 million in third quarter 2006.

Operating income

Total operating income, at CHF 2,813 million in fourth quarter 2006, increased 8% from CHF 2,611 million in third quarter 2006. Recurring income rose CHF 87 million to CHF 2,146 million, benefiting from the higher asset base and increased collateralized lending. Non-recurring income, up CHF 115 million at CHF 674 million, rose on higher client activity levels.

Operating expenses

Operating expenses were CHF 1,395 million in fourth quarter 2006, up CHF 10 million or 1% from CHF 1,385 million in third quarter 2006. Personnel expenses eased CHF 6 million to CHF 755 million in fourth quarter 2006 from third quarter 2006 after the final fixing of bonus accruals in fourth quarter, which more than offset the increase in staff. General and administrative expenses were CHF 240 million, up CHF 16 million from third quarter on higher travel and entertainment expenses in support of our continued business expansion. Expenses for services from other business units decreased by CHF 5 million to CHF 372 million in fourth quarter 2006. Depreciation increased to CHF 24 million in fourth quarter 2006 from CHF 21 million in third quarter 2006.

Personnel

The number of personnel was 13,564 on 31 December 2006, up 432 from 13,132 on 30 September 2006. Much of the increase was in Asia Pacific and Europe, where our business continues to grow. We added 83 client advisors internationally and 73 in Switzerland. We also employed new product specialists and operations staff in Asia Pacific, Switzerland and Europe.

Wealth Management US

Business Unit reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Income	1,582	1,423	1,408	11	12	5,863	5,158

Adjusted expected credit loss[1]	0	0	0			0	(2)

Total operating income	1,582	1,423	1,408	11	12	5,863	5,156

Cash components	985	899	865	10	14	3,683	3,353

Share-based components[2]	31	25	24	24	29	117	107

Total personnel expenses	1,016	924	889	10	14	3,800	3,460

General and administrative expenses	282	353	354	(20)	(20)	1,073	1,047

Services (to) / from other business units	76	70	51	9	49	281	223

Depreciation of property and equipment	19	19	18	0	6	74	65

Amortization of intangible assets	15	14	13	7	15	53	49

Total operating expenses	1,408	1,380	1,325	2	6	5,281	4,844

Business Unit performance before tax	174	43	83	305	110	582	312

KPIs

Invested assets (CHF billion)	824	811	752	2	10

Net new money (CHF billion)[3]	2.7	3.4	6.5			15.7	26.9

Interest and dividend income (CHF billion)[4]	6.4	5.5	5.3	16	21	22.2	18.3

Gross margin on invested assets (bps)[5]	77	75	76	3	1	76	75

Cost / income ratio (%)[6]	89.0	97.0	94.1			90.1	93.9

Recurring income[7]	915	888	799	3	15	3,488	2,834

Revenues per advisor (CHF thousand)[8]	201	188	187	7	7	776	690

Capital return and BIS data

Return on allocated regulatory capital (%)[9]						10.2	5.8

BIS risk-weighted assets	18,308	18,642	18,928	(2)	(3)

Goodwill and excess intangible assets[10]	4,238	4,105	3,841	3	10

Allocated regulatory capital[11]	6,069	5,969	5,734	2	6

Additional information

Client assets (CHF billion)	909	892	826	2	10

Personnel (full-time equivalents)	18,557	18,292	17,034	1	9

Financial advisors (full-time equivalents)	7,880	7,856	7,520	0	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 For purposes of comparison with US peers.  5 Income (annualized) / average invested assets.  6 Operating expenses / income.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Income (including net goodwill funding) / average number of financial advisors.  9 Business Unit performance before tax / average allocated regulatory capital.  10 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.  11 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Financial Businesses
13 February 2007

Key performance indicators

Invested assets were CHF 824 billion on 31 December 2006, up 2% from CHF 811 billion on 30 September 2006. This is due to rising markets and, to a lesser extent, inflows of net new money. In US dollar terms, invested assets increased 4% from third quarter 2006. Compared with fourth quarter 2005, invested assets grew 10%, a result of rising markets, and helped by the first-time inclusion of former Piper Jaffray assets. In US dollar terms, invested assets increased 18% compared with a year earlier.

Net new money in fourth quarter 2006 was CHF 2.7 billion, down from CHF 3.4 billion in third quarter 2006.

Including interest and dividends, net new money in fourth quarter 2006 was CHF 9.1 billion, up from CHF 8.9 billion in third quarter 2006. This is a result of end-of-year interest and dividend payments, as well as capital gains on portfolios.
In full-year 2006, net new money totaled CHF 15.7 billion, down from CHF 26.9 billion a year earlier. Although the result was lower, the inflow of net new money compared favorably with peers in terms of growth rate relative to the asset base.
Including interest and dividends, net new money in 2006 was CHF 37.9 billion, down from CHF 45.2 billion in 2005.

Gross margin on invested assets was 77 basis points in fourth quarter 2006, two basis points higher than third quarter 2006, mainly reflecting higher transactional revenue.

The cost / income ratio was 89.0% in fourth quarter 2006, down from 97.0% in third quarter 2006. The improvement mainly reflects a significant increase in revenues, driven by record recurring income, and a relatively minor rise in expenses – higher personnel costs, in support of growth initiatives, were mostly offset by lower provisions, as third quarter 2006 included the provision made for the New Jersey office lease and the costs for the integration of the Piper Jaffray private client branch network.

Recurring income stood at a record CHF 915 million in fourth quarter 2006, 3% higher than the CHF 888 million recorded in third quarter 2006. Excluding the effects of currency fluctuations, recurring income increased 5% in fourth quarter, to another record high, driven by higher managed account and investment advisory fees. Recurring income as a percentage of total income represented 59% of total revenues in full-year 2006.

Revenue per advisor in fourth quarter 2006 was CHF 201,000, up from CHF 188,000 in third quarter, as recurring income was again at a record high. The number of financial advisors was 7,880 on 31 December 2006, up 24 from 7,856 on 30 September 2006.

Initiatives and achievements

Ultra-high net worth client business continues to grow

Our Private Wealth Management business, established in 2004 to meet the specific needs of ultra-high net worth clients, continues to grow steadily with an annual growth rate of approximately 30%. Assets from clients with more than USD 10 million to invest currently total USD 106 billion, up from USD 48 billion three years ago, when the business started. These assets include invested assets, restricted stock on deposit, and credit line drawdowns.
The business has 121 fully accredited advisors, each of whom has completed the firm’s rigorous and extensive internal accreditation program. By 2010, the business expects to have 400 dedicated private wealth advisors.
In July 2006, the first dedicated ultra-high net worth office was opened in the US. Located in New York City, private wealth advisors, private bankers and related service personnel offer ultra-high net worth clients a comprehensive suite of brokerage, trust and private banking services from a single location.
In 2007, the business expects continued growth. Additional office openings are planned, helping UBS to offer its services to an increasingly wide range of ultra-high net worth clients located throughout the US.

New Delaware trust office

In late January, a Delaware trust office was established to offer clients the benefits of Delaware law coupled with the firm’s expertise. Delaware trusts will offer strategic benefits to UBS clients, including confidentiality, broad investment flexibility, and asset protection.

McDonald Investments network acquisition nears completion

We are nearing the completion of the acquisition of McDonald Investments branch network, a unit of KeyCorp. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management solutions.
McDonald Investments has branch offices in the Northeast, Midwest, Rocky Mountain and Northwestern states of the US. The network includes the offices of Gradison and Gradison Asset Management.

Results

In full-year 2006, pre-tax profit was CHF 582 million compared with CHF 312 million in 2005. In US dollar terms, performance in 2006 was up 86% from 2005. Because this business is almost entirely conducted in US dollars, results and their comparisons with prior periods are affected by the movements of the US dollar against the Swiss franc. Performance in 2006 benefited from record levels of recurring income, and lower litigation provisions.

In fourth quarter 2006, pre-tax profit was CHF 174 million, compared with CHF 43 million in third quarter 2006. The result was driven by record recurring income and higher performance fees on alternative investments. These were partly offset by a minor increase in operating expenses, mainly for personnel. General and administrative expenses, on the other hand, fell significantly from their unusually high level in third quarter, when a provision was taken for an office lease in New Jersey and costs were incurred for the integration of the Piper Jaffray private client branch network.

Financial Businesses
13 February 2007

Operating income

Total operating income in fourth quarter 2006 was CHF 1,582 million. In US dollar terms, operating income was 13% higher than in third quarter. This reflected a record level of recurring income driven by higher asset levels in managed account offerings.

Operating expenses

In fourth quarter 2006, total operating expenses were CHF 1,408 million, up 2% from third quarter 2006. In US dollar terms, operating expenses were up 4% from third quarter, as rising personnel expenses were almost offset by the significant decrease in general and administrative expenses.
Personnel expenses were CHF 1,016 million in fourth quarter 2006, up 10% from third quarter, as performance-related compensation expenses mirrored the significant improvement in revenues. In US dollar terms, personnel expenses increased 12% from the previous quarter.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, decreased 14% to CHF 392 million in fourth quarter 2006 from CHF 456 million in third quarter, when we provisioned for the New Jersey lease and incurred integration costs for Piper Jaffray. This was partly offset by increases in travel and entertainment, marketing, IT outsourcing and consulting fees. In US dollar terms, fourth quarter non-personnel expenses were 13% lower than in third quarter 2006.

Personnel

The number of personnel was 18,557 on 31 December 2006, 265 higher than on 30 September 2006. The number of non-financial advisor staff was 10,677 on 31 December 2006 compared with 10,436 on 30 September 2006 and 9,514 on 31 December 2005. The increase in non-financial advisor headcount in 2006 was due to the integration of the Piper Jaffray private client network and hiring in support of ongoing divisional and home office growth initiatives in marketing, product and service development, and related IT staff.

Business Banking Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Interest income	857	820	831	5	3	3,339	3,317

Non-interest income	407	434	406	(6)	0	1,746	1,632

Income	1,264	1,254	1,237	1	2	5,085	4,949

Adjusted expected credit loss[1]	41	43	42	(5)	(2)	185	122

Total operating income	1,305	1,297	1,279	1	2	5,270	5,071

Cash components	572	581	582	(2)	(2)	2,361	2,408

Share-based components[2]	14	6	11	133	27	51	42

Total personnel expenses	586	587	593	0	(1)	2,412	2,450

General and administrative expenses	253	277	275	(9)	(8)	1,070	994

Services (to) / from other business units	(153)	(155)	(152)	1	(1)	(642)	(634)

Depreciation of property and equipment	22	20	22	10	0	74	72

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	708	729	738	(3)	(4)	2,914	2,882

Business Unit performance before tax	597	568	541	5	10	2,356	2,189

KPIs

Invested assets (CHF billion)	161	159	153	1	5

Net new money (CHF billion)[3]	(1.7)	(0.4)	0.6			1.2	3.4

Cost / income ratio (%)[4]	56.0	58.1	59.7			57.3	58.2

Non-performing loans as a % of lending portfolio, gross	1.3	1.3	1.6

Impaired lending portfolio as a % of lending portfolio, gross	1.7	1.8	2.3

Capital return and BIS data

Return on allocated regulatory capital (%)[5]						27.5	25.6

BIS risk-weighted assets	85,365	87,400	85,051	(2)	0

Goodwill and excess intangible assets[6]	0	0	0

Allocated regulatory capital[7]	8,537	8,740	8,505	(2)	0

Additional information

Deferral (included in adjusted expected credit loss)	122	124	131	(2)	(7)	512	485

Client assets (CHF billion)	992	969	834	2	19

Personnel (full-time equivalents)	15,913	15,819	16,023	1	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Business Unit performance before tax / average allocated regulatory capital.  6 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.  7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Financial Businesses
13 February 2007

Key performance indicators

Invested assets, at CHF 161 billion on 31 December 2006, were largely unchanged from 30 September 2006. Over the course of 2006, we transferred CHF 8.2 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the development of client relationships. In 2005, we transferred CHF 8.6 billion in client assets for this reason.

Net new money outflows were CHF 1.7 billion in fourth quarter 2006 compared with the third quarter 2006 outflow of CHF 0.4 billion. The outflows in both quarters mainly reflected transfers of client assets from discretionary to custody mandates. For full-year 2006, the inflow of net new money was CHF 1.2 billion, down from CHF 3.4 billion in 2005.
In fourth quarter 2006, the cost / income ratio was at 56.0%, down 2.1 percentage points from third quarter 2006, mainly due to lower expenses. For full-year 2006, the cost / income ratio stood at 57.3%, 0.9 percentage points lower than the previous year’s ratio of 58.2%, as the rise in income outpaced the increase in expenses.

The loan portfolio, at CHF 143.4 billion on 31 December 2006, was CHF 0.1 billion below its level on 30 September 2006. Increased demand for private client mortgages was more than offset by the lower levels of loans to corporate clients and the continuing workout of the recovery portfolio, which fell by CHF 0.2 billion to CHF 2.6 billion on 31 December 2006.

The return on allocated regulatory capital was 27.5% in full-year 2006, largely unchanged from 27.4% in the first nine months of 2006.

Initiatives and achievements

New UBS Credit Card Basic

In November 2006, UBS extended its range of credit cards for retail clients by launching UBS Credit Card Basic. The credit card is aimed at clients who mostly shop for goods and services in Switzerland and do not need extra card benefits, such as flight and travel insurance. The annual charge for the card is CHF 40, which is waived if more than 24 transactions are made on it annually.

New e-banking interface released in Switzerland

In December we released a major update to our e-banking offering. Design and ease of use have been improved, and certain functionalities added.
The redesign brings the e-banking graphical interface more in line with other UBS online products such as Quotes and UBS Connect. Navigation has been improved and is now easier. Private clients can now choose to have certain financial information, such as account statements, delivered electronically while payment templates can be saved for future use.

Results

Full-year pre-tax profit in 2006 was a record CHF 2,356 million, CHF 167 million or 8% above the result achieved in 2005. This was mainly due to income growth. In 2006, non-interest income rose due to higher asset-based and brokerage fees. In fourth quarter 2006, Business Banking Switzerland reported a pre-tax profit of CHF 597 million, CHF 29 million or 5% higher than third quarter 2006, mainly reflecting a rise in interest income.

Operating income

Total operating income in fourth quarter 2006 was CHF 1,305 million, up CHF 8 million from third quarter 2006. Net interest income, which increased CHF 37 million to CHF 857 million in fourth quarter 2006, mostly reflected higher investment interest rates on our variable rate accounts as well as increased private client mortgage volumes. Non-interest income fell to CHF 407 million in fourth quarter 2006 from CHF 434 million a quarter earlier due to a decrease in fee and trading income. Additionally, valuation gains from equity participations and divestment proceeds positively influenced the third quarter 2006 result. The adjusted expected credit loss was a recovery of CHF 41 million, slightly lower than CHF 43 million in third quarter 2006.

Operating expenses

Total operating expenses were CHF 708 million in fourth quarter 2006, down 3% from CHF 729 million a quarter earlier. Personnel expenses remained virtually unchanged at

CHF 586 million in fourth quarter 2006 due to the final fixing of performance-related payments in fourth quarter, which more than offset staff increases. General and administrative expenses in fourth quarter 2006, at CHF 253 million, were down CHF 24 million from third quarter, mainly due to the release of previously made provisions. Net charges to other business units were CHF 153 million, down CHF 2 million compared with third quarter. Depreciation in fourth quarter 2006 was CHF 22 million, up CHF 2 million from a quarter earlier on higher IT writedowns.

Personnel

The number of personnel in Business Banking Switzerland was 15,913 on 31 December 2006, up 94 from 30 September 2006. The increase was in IT to support business projects, with some external contractors being hired as full-time employees.

Financial Businesses
13 February 2007

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 400 million in fourth quarter 2006, an all-time high and up 41% from CHF 284 million in third quarter 2006. This was primarily due to strong alternative and quantitative investments’ performance fees and higher management fees across the business.

Business Group reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Institutional fees	570	392	388	45	47	1,803	1,330

Wholesale Intermediary fees	373	336	310	11	20	1,417	1,157

Total operating income	943	728	698	30	35	3,220	2,487

Cash components	419	318	241	32	74	1,305	899

Share-based components[1]	65	73	25	(11)	160	198	89

Total personnel expenses	484	391	266	24	82	1,503	988

General and administrative expenses	133	99	89	34	49	399	304

Services (to) / from other business units	(87)	(53)	31	(64)		(105)	116

Depreciation of property and equipment	10	6	6	67	67	27	21

Amortization of intangible assets	3	1	1	200	200	4	1

Total operating expenses	543	444	393	22	38	1,828	1,430

Business Group performance before tax	400	284	305	41	31	1,392	1,057

KPIs

Cost / income ratio (%)[2]	57.6	61.0	56.3			56.8	57.5

Institutional

Invested assets (CHF billion)	519	484	441	7	18

of which: money market funds	28	27	16	4	75

Net new money (CHF billion)[3]	5.2	12.6	4.3			29.8	21.3

of which: money market funds	0.7	7.9	(0.9)			11.0	(3.0)

Gross margin on invested assets (bps)[4]	45	34	36	32	25	38	34

1 Additionally includes related social security contributions and expenses related to alternative investment awards.  2 Operating expenses / operating income.  3 Excludes interest and dividend income.  4 Operating income (annualized) / average invested assets.

Business Group reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Wholesale Intermediary

Invested assets (CHF billion)	347	339	324	2	7

of which: money market funds	59	60	62	(2)	(5)

Net new money (CHF billion)[1]	0.3	2.9	6.6			7.4	28.2

of which: money market funds	(0.9)	0.9	(1.1)			(2.5)	(9.7)

Gross margin on invested assets (bps)[2]	43	41	39	5	10	43	40

Capital return and BIS data

Return on allocated regulatory capital (%)[3]						84.8	69.9

BIS risk-weighted assets	2,723	2,377	1,570	15	73

Goodwill and excess intangible assets[4]	1,677	1,384	1,438	21	17

Allocated regulatory capital[5]	1,949	1,622	1,595	20	22

Additional information

Invested assets (CHF billion)	866	823	765	5	13

Net new money (CHF billion)	5.5	15.5	10.9			37.2	49.5

Personnel (full-time equivalents)	3,436	3,261	2,861	5	20

1 Excludes interest and dividend income.  2 Operating income (annualized) / average invested assets.  3 Business Group performance before tax / average allocated regulatory capital. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.  5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators

The cost / income ratio was 57.6% in fourth quarter 2006, an improvement of 3.4 percentage points from third quarter 2006. This reflects strong revenues, especially in alternative and quantitative investments’ performance fees, partly offset by an increase in both personnel and general and administrative expenses.

Institutional

Institutional invested assets were CHF 519 billion on 31 December 2006, up CHF 35 billion from 30 September 2006. The increase reflects higher financial markets and inflows of net new money, partly offset by negative currency fluctuations. Invested asset levels also reflect the inclusion of CHF 16.9 billion from Pactual’s asset management business.

Financial Businesses
13 February 2007

Net new money in fourth quarter was CHF 5.2 billion, down from CHF 12.6 billion in third quarter 2006. Excluding money market flows, which tend to experience larger quarterly swings than other asset classes, net new money was CHF 4.5 billion, down from CHF 4.7 billion in the prior quarter. Major inflows were seen in alternative and quantitative investments, fixed income and multi-asset mandates. In full-year 2006, net new money was CHF 29.8 billion, up from CHF 21.3 billion a year earlier. Strong inflows were reported in most asset classes, partly offset by outflows from equity mandates.

The gross margin, at 45 basis points in fourth quarter, was up 11 basis points from the prior quarter, mainly reflecting the impact of strong performance-related fees in alternative and quantitative investments. The fourth quarter also included performance-based revenues from DRCM’s recently launched first outside investor fund.

Wholesale intermediary

Invested assets were CHF 347 billion on 31 December 2006, up by CHF 8 billion from 30 September 2006, reflecting the inclusion of CHF 6.9 billion from Pactual’s asset management business, higher financial markets and net new money inflows, partly offset by negative currency effects.

Net new money in fourth quarter was CHF 0.3 billion, compared with CHF 2.9 billion in third quarter 2006. Excluding money market fund flows, net new money was CHF 1.2 billion, reflecting inflows into multi-asset funds and outflows in equity and fixed income mandates.

In full-year 2006, net new money was CHF 7.4 billion, down from CHF 28.2 billion a year earlier. In 2005, net new money inflows resulted from the large number of product launches across all major asset classes. In 2006 we experienced outflows in fixed income and equities while continuing to experience inflows into multi-asset funds.

The gross margin was 43 basis points in fourth quarter 2006, an increase of 2 basis points from third quarter 2006, reflecting the fact that the rise in management fees outpaced the increase in the average asset base and the first-time inclusion of Pactual assets.

Initiatives and achievements

UBS acquires Standard Chartered’s mutual funds management business in India

In late January 2007, we signed an agreement to acquire Standard Chartered’s mutual funds management business in India for a total consideration of CHF 147 million. The transaction is structured as the acquisition of a 100% interest in Standard Chartered Asset Management Company Private Ltd, as well as Standard Chartered Trustee Company Private Ltd, the manager and trustee, respectively, of the mutual funds offered by the company. The transaction remains subject to regulatory approval as well as to a price adjustment linked to assets under management at closing.
We also announced our intention to form a strategic alliance with Standard Chartered Bank for fund distribution in Asia, the Middle East and Africa. Although the scope of the agreement has yet to be finalized, it is envisaged that it will give Standard Chartered’s growing retail and wealth management businesses access to our capabilities as well as to a number of the Investment Bank’s products, including structured products and, at the same time, provide momentum to UBS’s third-party wholesale business in Asia.
Standard Chartered’s mutual funds management business in India manages 16 mutual funds, 10 of which are fixed income, two asset allocation and four in equities. The equity funds represent around 19% of total assets under management.
Formerly known as ANZ Grindlays Asset Management Company, Standard Chartered Asset Management Company was incorporated in 1999. It has around 60 permanent staff members and is the ninth largest mutual fund manager in India with a 4% share of the domestic market. It is headquartered in Mumbai and has offices in 27 other cities, including Bangalore, Chennai, Kolkata and New Delhi.

Pension mandate award in The People’s Republic of China

In November 2006, China’s National Council for Social Security Fund (SSF) awarded us a mandate to manage the Hong Kong equity component of the foreign currency portfolio of the National Social Security Fund (NSSF). The NSSF is the reserve fund accumulated by the central government to support future social security expenditures. The bidding process marked the start of SSF’s introduction of foreign assets into its portfolio in an effort to target returns in line with wage inflation. Ten international managers were appointed to manage 12 inaugural offshore mandates.

At the end of second quarter 2006, the total assets of the SSF stood at some USD 28 billion (CHF 34 billion).

Although the initial allocations to investment managers are relatively small, winning a mandate is seen by the market as a major step forward in developing business in China and elsewhere in the region.

Pactual significantly expands Latin American business

The completion of the acquisition of Pactual is a key element in our growth strategy in emerging markets.
Brazil is the largest asset management market in Latin America and the newly combined UBS-Pactual asset management business, with invested assets of around CHF 24 billion, is currently the country’s sixth largest asset manager.
The acquisition adds asset management staff working in São Paulo and Rio de Janeiro to our Business Group. They provide a range of equity and fixed income strategies. Additionally, a team of employees runs a specialized alternative investment business out of Rio de Janeiro.

Investment capabilities and performance

Performance in some of the core equity capabilities is presenting challenges, although the issues are broadly confined to European, Japanese and global equity portfolios. Other regional and domestic as well as emerging market capabilities remain strong, as do our expanding growth equity capabilities. Beyond that, the strengthening of our business in recent years has been driven by the need to reduce dependence on any one investment capability or market. Consequently, the strong growth in alternative, real estate, fixed income and multi-asset businesses has more than compensated for the challenges in the core equities capabilities in question.

Equity markets rose in fourth quarter, supported by record levels of M&A activity. Cyclical sectors such as energy, materials and industrials performed strongly, while defensive sectors such as healthcare and consumer staples lagged. The materials sector was the best performer in the quarter, followed by telecommunications.
Our actively managed Global Equity composite modestly underperformed its benchmark in the quarter, largely due to weak stock selection in the industrials sector and an underweight position in materials as cyclical sectors made a comeback in fourth quarter. This was largely offset by our overweight position in telecommunications and strong stock selection in consumer staples and financials.
Regional equity performance was positive for most of our strategies. Most notably, the US equity 130-30 long-short strategy outperformed, driven by strong stock selection. UK, European, Canadian, Asian and Australian equity performances were also ahead of benchmarks, while emerging markets lagged due to lack of exposure to the Chinese market, which rose substantially over the quarter.

Financial Businesses
13 February 2007

Annualized
Composite	1 year	3 years		5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–		–		+

Global Bond Composite vs. Citigroup World Government Bond Index	–	–		–		–

Global Securities Composite vs. Global Securities Markets Index	–	+		+		+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	[1]	+	[1]	N/A

US Large Cap Equity Composite vs. Russell 1000 Index	–	+		+		+

Global Real Estate Securities (hedged in CHF) vs. FTSE EPRA / NAREIT Global Real Estate Index (hedged in CHF)[2]	+	+	[2]	+	[2]	+	[2]

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.
1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.  2 Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA / NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 3-, 5- and 10-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into CHF are based on published data; currency translation and hedging into CHF are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on request CHF hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index.

The growth equity capabilities had strong absolute returns in fourth quarter but posted mixed results versus their respective benchmarks. The US Large Cap Growth capability was ahead of its benchmark due to strong stock selection in the information technology and financials sectors. The US Small Cap Growth capability was hindered by its selection of health-care and information technology stocks, while the US Mid Cap Growth capability fell slightly under its benchmark on its selections in the financials and consumer discretionary sectors.

There was little movement in global government bond markets over the quarter as yield volatility remained muted. The rebound led by US bonds in the previous quarter gradually ended and as a result, nearly every major market closed the year with benchmark yields that were the same as or higher than the levels three months earlier. Oil, commodity prices and geopolitical tensions did not have as high an impact on market sentiment in fourth quarter as earlier in the year. In non-government sectors, high levels of activity in structured credit products and associated derivatives helped to maintain the downward pressure on yield spreads relative to government bonds.
Most of our active fixed income strategies produced returns in excess of their performance benchmarks in fourth quarter.
Absolute Return Bond portfolios were particularly strong performers.
Balanced strategies were broadly in line with their benchmarks over the quarter. In terms of asset allocation, our preference for equities over bonds was a positive contributor to performance but within equity markets, our overweighting of the US and UK equity markets relative to Continental European, Canadian and Australian equities detracted from performance. Currency strategies were a mild drag on the performance of balanced strategies over the quarter. Positive contributions to performance came from our overweight position to the Swedish krona and underweight position to the Canadian dollar. Our overweight position to the Japanese yen and underweight stance towards sterling and the euro detracted from performance.

The absolute return-oriented Dynamic Alpha Strategies posted solid gains in the quarter. Our positive stance towards equities and short position in bonds were the main positive contributors to performance.

Alternative and quantitative investments profited from a positive environment for hedge funds in fourth quarter. The O’Connor single manager funds posted high positive returns across proprietary strategies. Similarly, our multi-manager platform realized consistently positive performance across its hedge fund investments, delivering attractive absolute and risk-adjusted returns for the quarter and year.
In early January we announced the appointment of Paul Marcuse as head of global real estate. Paul has extensive real estate investment management experience and will further integrate and grow the business area in and across Asia Pacific, Europe and the US.
Assets in the global real estate business continued to increase strongly across all regions in fourth quarter. Demand for our real estate security funds was encouraging, especially for our real estate securities based in Australia and Continental Europe. Investments in real estate fund certificates in Continental Europe grew by 27%, reflecting good market performance and demand from private investors. Solid inflows in the UK were attributable to continuing strong demand from investors and the re-opening of the flagship property fund in December. The quarter reflected excellent absolute performance for global real estate securities funds, most of which also outperformed their respective benchmarks. Our private real estate funds again provided solid returns.

Results

Full-year 2006 pre-tax profit was CHF 1,392 million, up from CHF 1,057 million a year earlier. Compared with 2005, the increase reflects higher management fees in all businesses and alternative and quantitative investments’ performance fees. The result was partly offset by higher operating expenses, reflecting increased staffing, performance-related compensation and investments in strategic initiatives and IT projects.

Pre-tax profit in fourth quarter 2006 was CHF 400 million, an increase of 41% compared with CHF 284 million in third quarter 2006. The improvement reflected strong performance fees in alternative and quantitative investments and higher management fees across the business as financial markets rose. In addition, DRCM recorded performance-based revenues from its first outside investor fund launched in November 2006. Incentive-based compensation rose with increased revenues. General and administrative expenses were up, in particular due to the investments made for the global portfolio management platform and costs related to the launch of the first DRCM outside investor fund.

Operating income

Total operating income in fourth quarter 2006 was CHF 943 million, up 30% from CHF 728 million in the previous quarter. Wholesale intermediary revenues were CHF 373 million in fourth quarter 2006, up from CHF 336 million in third quarter 2006. This was mainly due to higher management fees, reflecting a higher average asset base during the quarter and the inclusion of Pactual’s asset management business. Institutional revenues were CHF 570 million in fourth quarter 2006, up from CHF 392 million in third quarter 2006, mainly due to strong performance fees in alternative and quantitative investments. DRCM also posted fees from third-party invested assets, and Pactual’s asset management business was included for the month of December.

Operating expenses

Total operating expenses increased to CHF 543 million in fourth quarter 2006, up from CHF 444 million a quarter earlier. Personnel expenses were CHF 484 million in fourth quarter 2006, up from CHF 391 million in third quarter. Incentive-based compensation increased, reflecting higher revenues and, to a lesser extent, addition of staff from Pactual’s asset management business. General and administrative expenses increased to CHF 133 million in fourth quarter 2006 from CHF 99 million in third quarter, mainly due to investments in business support areas and IT, including the implementation of the global portfolio management platform and costs related to the launch of DRCM’s first outside investor fund. Net charges to other business groups were CHF 87 million in fourth quarter 2006, CHF 34 million higher than last quarter, mainly reflecting higher net charges to the Investment Bank for investment management services provided by DRCM.

Personnel

The number of employees was 3,436 on 31 December 2006, up 5% from 3,261 on 30 September 2006, reflecting the acquisition of Pactual’s asset management business and growth in business support areas, DRCM and fund services.

Financial Businesses
13 February 2007

Investment Bank

In fourth quarter 2006, the Investment Bank posted a pre-tax profit of CHF 1,356 million, down 1% from the same period last year, but up 6% in US dollar terms. Revenues increased in all three business areas, particularly in equities and investment banking. This was matched by higher costs, for both personnel and general and administrative expenses, as we continued to expand our range of products and services.

Business Group reporting
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Equities	2,545	1,728	1,916	47	33	9,397	6,980

Fixed income, rates and currencies	2,018	1,964	1,817	3	11	9,056	7,962

Investment banking	1,015	797	850	27	19	3,273	2,506

Income	5,578	4,489	4,583	24	22	21,726	17,448

Adjusted expected credit loss[1]	24	11	7	118	243	61	36

Total operating income	5,602	4,500	4,590	24	22	21,787	17,484

Cash components	2,452	2,007	2,017	22	22	9,801	8,065

Share-based components[2]	366	346	297	6	23	1,552	1,194

Total personnel expenses	2,818	2,353	2,314	20	22	11,353	9,259

General and administrative expenses	996	752	671	32	48	3,260	2,215

Services (to) / from other business units	312	260	178	20	75	956	640

Depreciation of property and equipment	91	38	40	139	128	203	136

Amortization of intangible assets	29	14	15	107	93	72	53

Total operating expenses	4,246	3,417	3,218	24	32	15,844	12,303

Business Group performance before tax	1,356	1,083	1,372	25	(1)	5,943	5,181

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Business Group reporting (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

KPIs

Compensation ratio (%)[1]	50.5	52.4	50.5			52.3	53.1

Cost / income ratio (%)[2]	76.1	76.1	70.2			72.9	70.5

Non-performing loans as a % of lending portfolio, gross[3]	0.1	0.1	0.1

Impaired lending portfolio as a % of lending portfolio, gross[3]	0.1	0.1	0.2

Average VaR (10-day 99%)	391.0	452.6	315.4	(14)	24

Capital return and BIS data

Return on allocated regulatory capital (%)[4]						29.4	28.6

BIS risk-weighted assets	174,599	163,804	151,313	7	15

Goodwill and excess intangible assets[5]	5,465	4,442	4,309	23	27

Allocated regulatory capital[6]	22,925	20,822	19,440	10	18

Additional information

Deferral (included in adjusted expected credit loss)	68	59	41	15	66	232	155

Client assets (CHF billion)	174	169	164	3	6

Personnel (full-time equivalents)	21,899	20,652	18,174	6	20

1 Personnel expenses / income.  2 Operating expenses / income.  3 Figures reflect the prime brokerage reclassification as explained in note 1 to the financial statements.  4 Business Group performance before tax / average allocated regulatory capital.  5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.  6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators

The cost / income ratio in fourth quarter 2006 was 76.1%, up from 70.2% in the same quarter a year earlier. The increase in performance-related personnel expenses and higher general and administrative expenses was only partly offset by revenue growth in all of our three business areas.

The compensation ratio for fourth quarter 2006 was 50.5%, unchanged from the same quarter a year earlier as performance-related compensation rose with revenues. The full-year compensation ratio, at 52.3%, fell 0.8 percentage points between 2005 and 2006.

Market risk for the Investment Bank, measured by the average Value at Risk or VaR (10-day, 99% confidence, 5 years of historical data), decreased to CHF 391 million in fourth quarter 2006 from CHF 453 million in third quarter. The lower average reflected a reduction in risk at the end of the previous quarter which was maintained for the first two months of this quarter. Following the integration of Pactual into the Investment Bank from 1 December 2006, VaR increased and ended the quarter at CHF 473 million, up from CHF 398 million at the end of third quarter.

Financial Businesses
13 February 2007

The largest contributor to overall Investment Bank VaR was interest rate exposure, which averaged CHF 406 million, down from CHF 523 million in third quarter. Quarter-end VaR was also lower at CHF 405 million compared with CHF 484 million at the end of the previous quarter.

Average equities VaR increased to CHF 176 million in fourth quarter from CHF 162 million in third quarter, and ended the quarter at CHF 232 million, up from CHF 161 million at the end of the previous quarter.
At the end of 2006, the total lending portfolio of the Investment Bank stood at CHF 134 billion, up CHF 5 billion from CHF 129 billion on 30 September 2006. This was mainly in the Due from banks line, with the increase reflecting the integration of Pactual and ABN AMRO’s futures and options business.

The return on allocated regulatory capital was 29.4% in 2006, up from 28.6% in the same period a year earlier, reflecting the increase in profit. Risk-weighted assets grew, mainly driven by higher credit exposures from OTC derivatives, collateral trading and the leveraged finance portfolio, in line with the rise in business activity. Goodwill rose compared with last year due to the acquisitions of ABN AMRO’s futures and options business and Pactual.

Initiatives and achievements

Market share

According to data from Dealogic, we ranked eighth in terms of our share of the global fee pool at the end of fourth quarter 2006 with a full-year market share of 4.9%. A year earlier, in full-year 2005, we ranked eighth with a market share of 5.0%. In the nine months to September 2006, we ranked eighth with a market share of 5.0%. We further bolstered our position in equity underwriting, where we moved from fourth in 2005 to third in 2006, with a 6.5% market share in terms of the fee pool. In M&A, in terms of the fee pool, our rank improved to fifth in 2006, with a 6.3% market share, from sixth in 2005.
We also maintained our first place in the global ranking for secondary equity cash commissions for the eighteenth consecutive quarter, according to data from a leading industry survey.

Global fee pool market share
	Year ended
	31.12.06	31.12.05	31.12.04

in %	4.9	5.0	5.2

Rank	8	8	6

Source: Dealogic

Awards

Our equities and fixed income businesses received a number of prestigious awards in fourth quarter. For the fourth year running, we were the top-rated bank in FX, according to FX Week‘s annual client survey of the market. We also topped six other categories, including best bank for spot and FX prime brokerage, and came second in seven further categories. In EuroWeek’s borrowers’ poll, we were voted most impressive bank, best bank at understanding borrower needs and best provider of support in the secondary market. In a Bloomberg survey of the most accurate stock recommendations we were named as one of the world’s two top research firms. In addition, we were voted the number two all American hedge fund research team by Institutional Investor’s Alpha Magazine and placed second overall in Euromoney’s inaugural credit trading poll. For the second consecutive year, Acquisitions Monthly has named UBS the Corporate Broker of the year.
In Asia, Asiamoney named UBS the top ranked house for overall combined equity research and sales in Asia. AsiaRisk voted us the equity derivative house of the year and Finance-Asia ranked us first in their fixed income research poll.

Significant deals

Mergers and acquisitions

Mergers and acquisitions activity remained strong. In 2006, we advised globally on a total of 414 transactions with a deal volume of USD 657 billion. Compared with 2005, our global deal volume increased by 31.5%. We also participated in many of the most significant deals of fourth quarter 2006, including:

–	sole financial advisor to the special strategic review committee of Harrah’s Entertainment in the USD 27.8 billion sale of the company to Apollo and Texas Pacific Group
–	lead financial advisor to Mellon Financial Corporation on its USD 43 billion merger with the Bank of New York
–	joint financial advisor to UK retailer GUS on its GBP 9.5 billion demerger of Experian and Home Retail Group
–	joint financial advisor to Qantas Airways on a recommended all cash USD 12.9 billion takeover offer from Airline Partners Australia, a consortium led by Allco Equity Partners, Macquarie Bank and Texas Pacific Group.

Equity underwriting

Our global equity capital markets deal volumes were USD 21.6 billion in fourth quarter, up 87% compared with the same period last year. Quarterly market volumes were up 30% compared with a year earlier, according to Dealogic. We ranked second and had 8.5% of the global market share of primary equity products in the quarter. Taking the year as a whole, we placed third with a market share of 8.3%, up from 7.6% in 2005 in terms of deal volume. Key transactions in the quarter included:
–	joint bookrunner on the USD 11.9 billion follow-on for Telstra Corporation, Australia’s largest telecommunications and information services company
–	joint bookrunner on the CHF 2.9 billion IPO of Petroplus Holdings, one of Europe’s leading independent refiners and wholesalers of petroleum products
–	joint bookrunner on the USD 2.4 billion IPO of China Communications Construction, one of China’s leading transportation infrastructure groups
–	joint bookrunner on the EUR 1.5 billion IPO of Marshall Wace Tops, an investment vehicle of Marshall Wace, one of Europe’s leading hedge fund managers.

Fixed income underwriting

Primary issuance in the international bond markets saw an exceptionally strong fourth quarter performance – increasing 36% compared with third quarter 2006. All sectors and currencies from investment grade to emerging markets flourished in a strong credit market with low volatility as investors consistently supported new issuance. Our market share of primary volume increased to 4.1% for the full year, up from 4.0% for the nine months to 30 September 2006. We were successful in all sectors and markets and underwrote 60% more volume this quarter than in fourth quarter 2005. We lead managed 151 deals during the quarter, including:
–	joint bookrunner on a dual tranche USD 2 billion Euro-bond for Gazprom, the world’s largest gas company. This is the largest bond issue by any Russian corporation
–	joint bookrunner on a USD 3.1 billion dual tranche global bond issue for Wells Fargo, the American financial services company
–	joint bookrunner on a USD 3.75 billion dual tranche bond issue and joint lead arranger on a USD 18 billion acquisition facility for Companhia Vale do Rio Doce (CVRD), the world’s leading iron ore miner, in support of its acquisition of Canadian-based nickel company Inco.

Results

This year was our most profitable ever. Pre-tax profit in 2006 was CHF 5,943 million, up 15% from 2005. This result was driven by strong revenues in equities (up 35%), due to the improved market conditions starting in second half 2005 and continuing throughout the last year. It was also helped by our investment banking franchise (up 31%), which saw strong performances across all regions. The increase in fixed income, rates and currencies (up 14%) reflects progress in our plan to expand our global syndicated finance, mortgage-backed securities, structured credit and commodities businesses as well as strong revenues in foreign exchange and cash and collateral trading. DRCM’s business activities managed on behalf of the Investment Bank achieved revenues at a level consistent with 2005. We also invested in our IT infrastructure and incurred more professional fees.

In fourth quarter 2006, all businesses posted a solid result, with pre-tax profit at CHF 1,356 million, almost flat from the same period last year. The investment banking department recorded its best ever quarterly result in what is traditionally a strong quarter for its business. Performance-related personnel expenses as well as non-personnel expenses increased during the quarter, reflecting further investments in all our businesses. Results in fourth quarter 2006 were negatively impacted by a 7% weakening of the average US dollar rate against the Swiss franc compared with the same period a year earlier. More than half the revenues and approximately a third of the costs in the Investment Bank are denominated in US dollars.

Operating income

Total operating income in fourth quarter 2006 was CHF 5,602 million, up 22% from fourth quarter 2005.
The equities business reported revenues of CHF 2,545 million in fourth quarter 2006, up 33% from the same peri-

Financial Businesses
13 February 2007

od in 2005. Overall, cash equity revenues were higher, with the quarter benefiting from positive market conditions generating strong revenues in emerging markets. Increased cash commissions were partially offset by greater facilitation requirements from our clients. Revenues in our derivatives business remained unchanged as increases in Europe were offset by fewer business opportunities in Asia Pacific. Equity capital markets and exchange-traded derivatives revenues each more than doubled, the latter boosted by the impact of the acquisition of ABN AMRO’s global futures and options business. Prime brokerage services continued to grow as client numbers and balances increased, partially offset by tightening client spreads. Proprietary revenues were considerably higher than in last year’s fourth quarter. Compared with third quarter 2006, equities revenues were up 47%, with almost all businesses experiencing higher revenue flows.

Fixed income, rates and currencies revenues were CHF 2,018 million in fourth quarter 2006, up 11% from the same quarter a year ago. Revenues in the rates business increased, with particular strength in derivatives and mortgage-backed securities. Energy trading revenues, however, fell because of the effect of mild winter temperatures throughout the Northern Hemisphere on energy prices. Compared with last year, the credit businesses delivered a very strong result with significant revenue increases in investment grade and all emerging market trading regions as well as in primary and syndicated finance due to increased levels of market activity. Credit default swaps hedging our loan exposures recorded a loss of CHF 59 million, compared with a gain of CHF 62 million a year earlier. Municipal securities revenues were almost unchanged from a year earlier while securitized products saw significant increases, particularly in real estate finance. Proprietary revenues were stronger than in the same period last year. The business activities managed by DRCM on behalf of the Investment Bank recorded a decline in revenues in fourth quarter compared with the same period a year earlier on weaker trading performance. Revenues for the foreign exchange and cash collateral trading business were lower in fourth quarter compared with a year earlier. While we incurred losses in precious metals derivatives trading, base metals positively affected results as we continued to grow the business. Foreign exchange trading rose as volumes increased and volatility returned in the middle of the quarter. Compared with third quarter 2006, fixed income, rates and currencies revenues were up 3%, with increases in derivatives, credit trading and securitized products more than offsetting slightly lower revenues in rates, municipal securities and foreign exchange.
Investment banking revenues, at an all-time record of CHF 1,015 million in fourth quarter 2006, were up 19% from fourth quarter 2005, with increases in all regions. The debt and equity capital markets groups reported significant gains over the prior year. Our leveraged finance franchise continued to grow, demonstrating our strengthened commitment to this part of the business. Revenues from the advisory business also increased compared with the same period last year, as clients took advantage of strategic opportunities. Compared with a buoyant third quarter 2006, investment banking revenues were up 27%, driven mainly by equity capital markets.

Operating expenses

Total operating expenses in fourth quarter 2006 were CHF 4,246 million, up 32% on the same period last year.
Personnel expenses were CHF 2,818 million, up 22% from a year earlier, reflecting higher accruals for cash bonuses, in line with higher revenues as well as increases in salaries driven by higher staff levels. Share-based compensation in fourth quarter was up 23% from the same period a year earlier as a result of higher deferred compensation in 2006, and the increased fair value of options granted in 2006 – driven by the rise in UBS’s share price.
General and administrative expenses increased by 48% to CHF 996 million in fourth quarter 2006. IT and other out-sourcing costs as well as professional fees rose, driven by higher project spending in support of future business growth in fixed income, prime brokerage and emerging markets. Administration and occupancy expenses and, to a lesser extent, travel and entertainment costs increased. The rise in expenses was also due to higher legal provisions.
Charges from other businesses increased by 75% to CHF 312 million compared with fourth quarter 2005. The rise reflects the charges by Global Asset Management for managing the Investment Bank’s funds invested in DRCM as well as higher charges from ITI (IT infrastructure unit) as a result of the increased levels of staff in our businesses.
Depreciation expense was CHF 91 million, up 128% from fourth quarter 2006 because of accelerated software amortization, higher office expansion and renewal costs and other IT-related depreciation.

Personnel

The number of employees was 21,899 on 31 December 2006, up 1,247 or 6% from the end of third quarter 2006. The first time inclusion of staff from ABN AMRO and Pactual represented the main impact on the increase in personnel levels of the Investment Bank, driving headcount up by 830. Additionally, we continue to expand capacity in all our businesses in support of growth initiatives. The main increases were seen in a number of IT and operations functions and to a lesser extent our fixed income, rates and currencies and equities business.

Corporate Center

In fourth quarter 2006, Corporate Center recorded a loss from continuing operations of CHF 318 million, down from a loss of CHF 457 million in third quarter 2006 but up from the CHF 242 million loss in fourth quarter 2005.

Business Group reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Income	64	(64)	111		(42)	294	455

Credit loss (expense) / recovery[1]	(37)	(33)	88	12		(61)	232

Total operating income	27	(97)	199		(86)	233	687

Cash components	292	289	350	1	(17)	1,133	1,059

Share-based components[2]	44	32	27	38	63	131	108

Total personnel expenses	336	321	377	5	(11)	1,264	1,167

General and administrative expenses	331	331	315	0	5	1,242	1,084

Services (to) / from other business units	(521)	(502)	(457)	(4)	(14)	(1,978)	(1,730)

Depreciation of property and equipment	198	211	204	(6)	(3)	783	857

Amortization of intangible assets	1	(1)	2		(50)	9	17

Total operating expenses[3]	345	360	441	(4)	(22)	1,320	1,395

Business Group performance from continuing operations before tax	(318)	(457)	(242)	30	(31)	(1,087)	(708)

Business Group performance from discontinued operations before tax	0	4	4,153	(100)	(100)	4	4,564

Business Group performance before tax	(318)	(453)	3,911	30		(1,083)	3,856

Additional information

BIS risk-weighted assets	8,969	8,755	8,143	2	10

Personnel (full-time equivalents)	4,771	4,437	3,922	8	22

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,716	1,544	1,370	11	25

Personnel for ITI (full-time equivalents)	3,055	2,893	2,552	6	20

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Financial Businesses
13 February 2007

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 1,087 million in full-year 2006, compared with a loss of CHF 708 million a year earlier. The increase was mainly driven by a CHF 454 million decline in operating income. The main reason for the decrease was the credit loss expense for 2006, which contrasts with the recovery we recorded in 2005. Additionally, 2006 was negatively impacted by losses from cash flow hedges that were not fully effective.

The sale of Private Banks & GAM to Julius Baer was completed on 2 December 2005. The disposal gain and the operating result realized during the quarter before the deal closed were reported as pre-tax profit from discontinued operations of CHF 4,153 million in fourth quarter 2005.

Operating income

Total operating income from continuing operations was CHF 27 million in fourth quarter 2006, down CHF 172 million from CHF 199 million in the same period a year earlier. This reflects the credit loss expense recorded this quarter, which contrasts with the credit recovery we reported a year earlier. It is also a result of lower income from treasury activities.
The credit loss expense booked in Corporate Center represents the difference between the adjusted expected credit loss result booked in the business units and the actual credit loss expense recognized in the UBS financial statements. In fourth quarter 2006, UBS recorded a recovery of CHF 21 million, compared with a recovery of CHF 132 million in fourth quarter 2005. In the same period, adjusted expected credit loss recoveries booked in the business units amounted to CHF 58 million. The difference of CHF 37 million was booked in Corporate Center as credit loss expense. In contrast, in fourth quarter 2005 Corporate Center booked a recovery of CHF 88 million.
Compared with fourth quarter 2005, operating income from continuing operations was negatively affected by the accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products). These are carried on the balance sheet at fair value, and if they qualify for cash flow hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In fourth quarter 2006, these hedges were not fully effective, leading to losses that were booked to our income statement. This was only partially offset by gains on currency options hedging our US dollar exposure arising from future earnings. While in 2005 the US dollar appreciated moderately against the Swiss franc between third and fourth quarter, it fell in the same period this year. Additionally, in fourth quarter 2005, we made corporate real estate fair value adjustments and paid fees to UBS’s investment banking business for successfully completing the sale of Private Banks & GAM.

Operating expenses

Total operating expenses were CHF 345 million in fourth quarter 2006, down CHF 96 million from CHF 441 million in the same quarter in 2005. Personnel expenses were CHF 336 million, down 11% from CHF 377 million in fourth quarter 2005. This was driven by lower accruals for performance-related compensation, which are fixed in fourth quarter, and partially offset by increased personnel levels in our IT infrastructure unit. General and administrative expenses increased 5% to CHF 331 million in fourth quarter 2006 from fourth quarter 2005, reflecting higher IT infrastructure costs driven by outsourcing. Advertising and sponsoring costs increased as well, although they were partially offset by reduced project expenses related to the fulfilment of regulatory requirements and lower payments for membership fees.
Other businesses were charged CHF 521 million for services provided by our corporate functions in fourth quarter 2006, compared with CHF 457 million in the same period a year ago, mainly reflecting IT infrastructure expenses in support of continued business growth.

IT infrastructure

In 2006, the information technology infrastructure cost per full-time employee was CHF 28,072, up CHF 1,341 from CHF 26,731 in 2005, reflecting the impact of supporting businesses in their growth plans. This was partially offset by cost savings from managing our information technology infrastructure centrally.

In fourth quarter 2006, the ratio increased marginally, rising to CHF 7,012 from CHF 6,968 in fourth quarter 2005.

Personnel

The number of employees in Corporate Center increased by 334 or 8% to 4,771 on 31 December 2006 compared with 30 September 2006. This was mainly driven by increased staff levels in IT Infrastructure to support business growth. The India Service Center also experienced a rise in personnel.

Industrial Holdings

Industrial Holdings
13 February 2007

Industrial Holdings

Income statement
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Continuing operations

Revenues from industrial holdings	148	190	173	(22)	(14)	693	675

Other income	122	53	137	130	(11)	301	561

Total operating income	270	243	310	11	(13)	994	1,236

Personnel expenses	50	44	73	14	(32)	202	245

General and administrative expenses	39	46	42	(15)	(7)	187	184

Services (to) / from other business units	1	3	3	(67)	(67)	9	14

Depreciation of property and equipment	5	5	5	0	0	18	21

Amortization of intangible assets	1	1	3	0	(67)	5	4

Goods and materials purchased	61	82	74	(26)	(18)	295	283

Total operating expenses	157	181	200	(13)	(22)	716	751

Operating profit from continuing operations before tax	113	62	110	82	3	278	485

Tax expense / (benefit)	30	(17)	63		(52)	35	175

Net profit from continuing operations	83	79	47	5	77	243	310

Discontinued operations

Profit from discontinued operations before tax	164	1	151		9	852	496

Tax expense / (benefit)	(98)	(2)	1			(13)	87

Net profit from discontinued operations	262	3	150		75	865	409

Net profit	345	82	197	321	75	1,108	719

Net profit / (loss) attributable to minority interests	(7)	1	47			104	207

from continuing operations	(7)	1	(3)		133	1	(24)

from discontinued operations	0	0	50		(100)	103	231

Net profit attributable to UBS shareholders	352	81	150	335	135	1,004	512

from continuing operations	90	78	50	15	80	242	334

from discontinued operations	262	3	100		162	762	178

Private Equity[1]

Investment[2]	344	421	744	(18)	(54)

Portfolio fair value	861	977	1,008	(12)	(15)

Additional information

Cost / income ratio (%)[3]	58.1	74.5	64.5			72.0	60.8

BIS risk-weighted assets	443	539	2,035	(18)	(78)

Personnel (full-time equivalents)	4,241	5,734	21,636	(26)	(80)

1 Only comprises financial investments available-for-sale.   2 Historical cost of investments made, less divestments and impairments.   3 Operating expenses / operating income.

Major participations

The Industrial Holdings segment comprises UBS’s private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

Results

In fourth quarter 2006, Industrial Holdings reported a net profit of CHF 345 million, of which CHF 352 million was attributable to UBS shareholders.

In the same quarter, we also completed the sale of two fully consolidated investments. The realized divestment gains are presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect these divestments.

Private equity treated as “Financial Investments available-for-sale” achieved divestment gains of CHF 146 million in fourth quarter 2006, with writedowns of CHF 1 million. The level of these investments fell to CHF 344 million on 31 December 2006 from CHF 421 million on 30 September 2006 due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased by 116 million to CHF 861 million in fourth quarter due to revaluations and successful divestments. Unfunded commitments on 31 December 2006 were CHF 227 million, down from CHF 260 million on 30 September 2006.

Capital Management

Capital Management
13 February 2007

Capital management

BIS risk-weighted assets stood at CHF 341.9 billion on 31 December 2006, up CHF 10.2 billion from 30 September 2006. The higher level of BIS risk-weighted assets was mainly driven by the Investment Bank as a result of higher credit exposures on OTC derivatives, collateral trading and the assumption of exposures from the acquisition of Pactual. This was partly offset by reduced market risk capital requirements.

BIS Tier 1 capital on 31 December 2006 was CHF 40.6 billion, unchanged from 30 September 2006. Strong quarterly net profit was offset by quarterly dividend accruals and shares bought back for cancellation and for share-based compensation plans.
As a result, the BIS Tier 1 ratio was 11.9% on 31 December 2006, down from 12.3% on 30 September 2006. Total capital was CHF 50.5 billion, up from CHF 50.3 billion on 30 September 2006, with the increase related to the issuance of a new lower Tier 2 capital security in October 2006 (a CHF 250 million, 12-year subordinated bond).

2006 / 2007 buyback program

In fourth quarter 2006, under our current buyback program, we repurchased 11,335,000 shares for an average price of CHF 73.81 a share, representing a total cost of CHF 837 million. As per year-end, the number of shares repurchased under this 2006 / 2007 buyback program was 22,600,000 shares for an average price of CHF 71.46 per share and a total cost of CHF 1.6 billion. The current program runs until 7 March 2007. We will seek approval for the cancellation of shares bought back under this program by the Annual General Meeting (AGM) in April 2007.

After the 2006 / 2007 buyback program ends, we will launch a new three-year second-line repurchase program with a maximum limit of 10% of shares issued (total UBS shares issued on 31 December 2006 were 2,105,273,286). As in all past programs, the shares bought in this program will be cancelled as and when approved by the AGM. At the current share price level, the new program would represent a maximum total amount of approximately CHF

16 billion in shares to be bought back over the three-year period.

The extended three-year commitment underlines our continuous discipline, giving us the flexibility to manage capital in line with our main strategic priority, which is to invest in growth. We will make add-on acquisitions if appropriate opportunities arise and we will continue to make disciplined investments in organic growth.

Treasury shares

Our holding of own shares rose to 164,475,699, or 7.8% of shares issued on 31 December 2006, from 130,134,858, or 6.2%, of shares issued on 30 September 2006. The quarterly change reflects an increase of 11,335,000 shares earmarked for cancellation under the 2006 / 2007 buyback program, 21,151,049 additional shares held to cover employee share and option programs and a marginally higher number of shares held for market-making activities at the Investment Bank. The Investment Bank, which acts as a market maker in UBS shares and derivatives in UBS shares, issues derivatives to retail and institutional investors and may hold shares to hedge these products. IFRS requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders’ equity.

BIS capital and ratios
	As of			% change from
CHF million, except where indicated	31.12.06	30.9.06	31.12.05	30.9.06	31.12.05

Risk-weighted assets	341,892	331,697	310,409	3	10

BIS Tier 1 capital	40,643	40,645	39,943	1	3

of which hybrid Tier 1 capital[1]	5,633	5,714	4,975	(1)	13

BIS total capital	50,479	50,279	43,917	1	16

Tier 1 (%)	11.9	12.3	12.9

of which hybrid Tier 1 capital (%)[1]	1.6	1.7	1.6

Total BIS (%)	14.8	15.2	14.1

1 Trust preferred securities.

UBS shares and market capitalization[1]
	As of			% change from
Number of shares, except where indicated	31.12.06	30.9.06	31.12.05	30.9.06	31.12.05

Total ordinary shares issued	2,105,273,286	2,105,049,946	2,177,265,044	0	(3)

Second trading line treasury shares

2005 program	0	0	(67,770,000)

2006 program	(22,600,000)	(11,265,000)

Shares outstanding for market capitalization	2,082,673,286	2,093,784,946	2,109,495,044	(1)	(1)

Share price (CHF)	74.05	74.80	62.55	(1)	18

Market capitalization (CHF million)	154,222	156,615	131,949	(2)	17

Total treasury shares	164,475,699	130,134,858	208,519,748	26	(21)

1 All figures reflect the 2-for-1 share split made on 10 July 2006.

Financial Statements

Financial Statements
13 February 2007

Financial Statements

Income statement (unaudited)
		Quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Continuing operations

Interest income	3	24,405	22,611	15,686	8	56	87,401	59,286

Interest expense	3	(22,880)	(20,773)	(13,476)	10	70	(80,880)	(49,758)

Net interest income	3	1,525	1,838	2,210	(17)	(31)	6,521	9,528

Credit loss (expense) / recovery		21	14	132	50	(84)	156	375

Net interest income after credit loss expense		1,546	1,852	2,342	(17)	(34)	6,677	9,903

Net fee and commission income	4	7,135	6,095	5,947	17	20	25,881	21,436

Net trading income	3	3,401	2,423	2,251	40	51	13,318	7,996

Other income	5	312	145	190	115	64	1,596	1,122

Revenues from industrial holdings		148	190	173	(22)	(14)	693	675

Total operating income		12,542	10,705	10,903	17	15	48,165	41,132

Personnel expenses	6	6,045	5,381	5,187	12	17	23,671	20,148

General and administrative expenses	7	2,274	2,082	2,001	9	14	8,116	6,632

Depreciation of property and equipment		369	320	319	15	16	1,263	1,261

Amortization of intangible assets		53	31	36	71	47	153	131

Goods and materials purchased		61	82	74	(26)	(18)	295	283

Total operating expenses		8,802	7,896	7,617	11	16	33,498	28,455

Operating profit from continuing operations before tax		3,740	2,809	3,286	33	14	14,667	12,677

Tax expense		499	512	527	(3)	(5)	2,786	2,471

Net profit from continuing operations		3,241	2,297	2,759	41	17	11,881	10,206

Discontinued operations

Profit from discontinued operations before tax		164	5	4,304		(96)	856	5,060

Tax expense / (benefit)		(98)	(2)	414			(13)	576

Net profit from discontinued operations		262	7	3,890		(93)	869	4,484

Net profit		3,503	2,304	6,649	52	(47)	12,750	14,690

Net profit attributable to minority interests		96	105	162	(9)	(41)	493	661

from continuing operations		96	105	112	(9)	(14)	390	430

from discontinued operations		0	0	50		(100)	103	231

Net profit attributable to UBS shareholders		3,407	2,199	6,487	55	(47)	12,257	14,029

from continuing operations		3,145	2,192	2,647	43	19	11,491	9,776

from discontinued operations		262	7	3,840		(93)	766	4,253

Earnings per share

Basic earnings per share (CHF)	8	1.73	1.11	3.28	56	(47)	6.20	6.97

from continuing operations		1.60	1.11	1.34	44	19	5.81	4.85

from discontinued operations		0.13	0.00	1.94		(93)	0.39	2.12

Diluted earnings per share (CHF)	8	1.66	1.07	3.14	55	(47)	5.95	6.68

from continuing operations		1.54	1.07	1.28	44	20	5.58	4.66

from discontinued operations		0.12	0.00	1.86		(94)	0.37	2.02

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2005 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2005. On 2 June 2006, UBS issued a restated Financial Report 2005 to present Motor-Columbus, a financial holding company with a significant interest in the Atel Group that was sold on 23 March 2006, as a discontinued operation.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies and other adjustments

Amendment to the fair value option

In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option (“Revised Fair Value Option”). UBS adopted the Revised Fair Value Option for financial instruments on a prospective basis on 1 January 2006. Prior to 1 January 2006, UBS classified almost all of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets were also classified as Financial assets designated at fair value through profit or loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception at fair value through profit or loss and cannot subsequently be changed. All fair value changes related to Financial assets and Financial liabilities designated at fair value through profit or loss are recognized in Net trading income. Under the revised accounting standard, UBS continues to apply the fair value option for these existing financial instruments. The conditions for such designation are still met on the basis that they are either hybrid instruments which would otherwise have to be bifurcated into debt host contracts and embedded derivatives or because they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management as such. In second quarter 2006, UBS started applying the fair value option to certain new loans and loan commitments and extended the use of the fair value option to additional new loans and loan commitments in the second half 2006. These loans and loan commitments are substantially hedged with credit derivatives. In the second half 2006, UBS applied the fair value option to certain hybrid instruments resulting from structured repurchase and reverse repurchase agreements and to a hedge fund investment which is part of a portfolio managed on a fair value basis.

Financial Statements
13 February 2007

Note 1 Basis of Accounting (continued)

Staff Accounting Bulletin (SAB) 108

In response to the release of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, UBS elected to adopt a modified quantitative framework for assessing whether the financial statement effect of a misstatement is material because it renders a better evaluation of those effects. The new method, which UBS adopted in December 2006, uses a dual approach for quantifying the effect of a misstatement. Prior to 2006, UBS applied only one of those methods, the “roll-over” method, which focused on the current-year income statement impact of a misstatement. Under the new policy, UBS applies a dual approach that considers both the carryover and reversing effects of prior-year misstatements. As a result of the new policy, the opening balance of Accrued expenses and deferred income at 1 January 2002 was increased by CHF 247 million, Retained earnings were reduced by CHF 194 million and Deferred tax assets of CHF 53 million were recognized on the balance sheet. These adjustments relate to the underaccrual of unused vacation and sabbatical leave. The restatement impact of adopting this new policy is immaterial to all quarterly and annual income statements, earnings per share amounts, and balance sheets since 1 January 2002.

Note 1 Basis of Accounting (continued)

Prime Brokerage

UBS has reclassified certain receivables and payables resulting from its Prime Brokerage business for the years ended 2002 through 2006 to ensure consistent presentation of identical items throughout the bank. The following reclassifications have been made to previously disclosed amounts:

Balance sheet
CHF million	31.12.05	31.12.04	31.12.03	31.12.02

Assets

Cash collateral on securities borrowed	(11,896)	(9,636)	(7,413)	0

Loans	9,941	9,636	7,413	0

Total	(1,955)	0	0	0

Liabilities

Cash collateral on securities lent	(17,329)	(10,244)	(5,006)	0

Due to customers	15,374	10,244	5,006	0

Total	(1,955)	0	0	0

Additionally, the following reclassifications have been made within interest income and interest expense:

Income statement
	Quarter ended		Year ended
CHF million	30.9.06	31.12.05	31.12.05	31.12.04	31.12.03	31.12.02

Interest income

Interest earned on loans and advances	133	89	290	313	30	120

Interest earned on securities borrowed and reverse repurchase agreements	(121)	(87)	(279)	(307)	(25)	(115)

Interest and dividend income from trading portfolio	(12)	(2)	(11)	(6)	(5)	(5)

Total	0	0	0	0	0	0

Interest expense

Interest on amounts due to banks and customers	163	60	146	108	(1)	92

Interest on securities lent and repurchase agreements	(163)	(60)	(146)	(108)	1	(92)

Total	0	0	0	0	0	0

The adjustments had no effect on Net profit, Basic earnings per share and Diluted earnings per share in all years presented. UBS’s internal measures of credit exposure and regulatory capital are unaffected by the reclassification.

Financial Statements
13 February 2007

Note 2 Reporting by Business Group

For the year ended 31 December 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from

continuing operations before tax

Business Group performance from

discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense / (benefit) on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from

continuing operations before tax

Business Group performance from

discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense / (benefit) on discontinued operations

Net profit

1 Includes a CHF 34 million software impairment.

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank		Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

10,827	5,863	5,085	3,220	21,726		294	994	48,009

1	(1)	109	0	47		0	0	156

10,828	5,862	5,194	3,220	21,773		294	994	48,165

3,137	3,800	2,412	1,503	11,353		1,264	202	23,671

885	1,073	1,070	399	3,260		1,242	187	8,116

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[1]	783	18	1,263

10	53	0	4	72		9	5	153

							295	295

5,595	5,281	2,914	1,828	15,844		1,320	716	33,498

5,233	581	2,280	1,392	5,929		(1,026)	278	14,667

						4	852	856

5,233	581	2,280	1,392	5,929		(1,022)	1,130	15,523

								2,786

								(13)

								12,750

10,827	5,863	5,085	3,220	21,726		294	994	48,009

(29)	0	185	0	61		(61)	0	156

10,798	5,863	5,270	3,220	21,787		233	994	48,165

3,137	3,800	2,412	1,503	11,353		1,264	202	23,671

885	1,073	1,070	399	3,260		1,242	187	8,116

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[1]	783	18	1,263

10	53	0	4	72		9	5	153

							295	295

5,595	5,281	2,914	1,828	15,844		1,320	716	33,498

5,203	582	2,356	1,392	5,943		(1,087)	278	14,667

						4	852	856

5,203	582	2,356	1,392	5,943		(1,083)	1,130	15,523

								2,786

								(13)

								12,750

Financial Statements
13 February 2007

Note 2 Reporting by Business Group

For the year ended 31 December 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM (which was sold on 2 December 2005) and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from

continuing operations before tax

Business Group performance from

discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions as adjusted expected credit loss.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from

continuing operations before tax

Business Group performance from

discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	1,236	40,757

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	1,236	41,132

2,579	3,460	2,450	988	9,259		1,167	245	20,148

804	1,047	994	304	2,215		1,084	184	6,632

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	21	1,261

7	49	0	1	53		17	4	131

							283	283

4,850	4,844	2,882	1,430	12,303		1,395	751	28,455

4,166	314	2,298	1,057	5,297		(940)	485	12,677

					4,556	8	496	5,060

4,166	314	2,298	1,057	5,297	4,556	(932)	981	17,737

								2,471

								576

								14,690

9,024	5,158	4,949	2,487	17,448		455	1,236	40,757

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	1,236	41,132

2,579	3,460	2,450	988	9,259		1,167	245	20,148

804	1,047	994	304	2,215		1,084	184	6,632

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	21	1,261

7	49	0	1	53		17	4	131

							283	283

4,850	4,844	2,882	1,430	12,303		1,395	751	28,455

4,161	312	2,189	1,057	5,181		(708)	485	12,677

					4,508	56	496	5,060

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,471

								576

								14,690

Financial Statements
13 February 2007

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Net interest income	1,525	1,838	2,210	(17)	(31)	6,521	9,528

Net trading income	3,401	2,423	2,251	40	51	13,318	7,996

Total net interest and trading income	4,926	4,261	4,461	16	10	19,839	17,524

Breakdown by business activity
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Equities	1,469	897	1,084	64	36	4,759	3,928

Fixed income	1,159	1,297	1,240	(11)	(7)	6,204	5,741

Foreign exchange	461	369	409	25	13	1,745	1,458

Other	93	112	77	(17)	21	411	292

Net income from trading activities	3,182	2,675	2,810	19	13	13,119	11,419

Net income from interest margin products	1,525	1,453	1,397	5	9	5,829	5,355

Net income from treasury and other activities	219	133	254	65	(14)	891	750

Total net interest and trading income	4,926	4,261	4,461	16	10	19,839	17,524

Note 3 Net Interest and Trading Income (continued)

Net interest income[1]
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Interest income

Interest earned on loans and advances	4,305	3,905	3,251	10	32	15,266	11,678

Interest earned on securities borrowed and reverse repurchase agreements	11,271	10,079	7,492	12	50	39,771	23,362

Interest and dividend income from trading portfolio	8,797	8,593	4,917	2	79	32,211	24,134

Interest income on financial assets designated at fair value	4	4	7	0	(43)	25	26

Interest and dividend income from financial investments	28	30	19	(7)	47	128	86

Total	24,405	22,611	15,686	8	56	87,401	59,286

Interest expense

Interest on amounts due to banks and customers	6,572	5,258	3,563	25	84	20,024	11,226

Interest on securities lent and repurchase agreements	9,463	8,504	6,470	11	46	34,021	20,480

Interest and dividend expense from trading portfolio	3,328	3,833	1,003	(13)	232	14,533	10,736

Interest on financial liabilities designated at fair value	1,437	1,202	935	20	54	4,757	2,390

Interest on debt issued	2,080	1,976	1,505	5	38	7,545	4,926

Total	22,880	20,773	13,476	10	70	80,880	49,758

Net interest income	1,525	1,838	2,210	(17)	(31)	6,521	9,528

1 Figures in comparative periods reflect the prime brokerage reclassification as explained in Note 1 to the Financial Statements.

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income[1]
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Equities	2,245	1,294	1,210	73	86	7,064	3,900

Fixed income[2]	299	440	185	(32)	62	2,945	1,256

Foreign exchange and other	857	689	856	24	0	3,309	2,840

Net trading income	3,401	2,423	2,251	40	51	13,318	7,996

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are Net gains / (losses) of CHF (2,867) million, for the quarter ended 31 December 2006, CHF (1,183) million for the quarter ended 30 September 2006, and CHF (1,710) million for the quarter ended 31 December 2005 related to Financial liabilities designated at fair value.

Financial Statements
13 February 2007

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Equity underwriting fees	657	292	407	125	61	1,834	1,341

Debt underwriting fees	530	430	386	23	37	1,704	1,516

Total underwriting fees	1,187	722	793	64	50	3,538	2,857

Corporate finance fees	555	519	509	7	9	1,852	1,460

Brokerage fees	2,095	1,759	1,822	19	15	8,053	6,718

Investment fund fees	1,534	1,401	1,313	9	17	5,858	4,750

Fiduciary fees	72	62	58	16	24	252	212

Custodian fees	334	301	318	11	5	1,266	1,176

Portfolio and other management and advisory fees	1,868	1,629	1,474	15	27	6,622	5,310

Insurance-related and other fees	106	98	84	8	26	449	372

Total securities trading and investment activity fees	7,751	6,491	6,371	19	22	27,890	22,855

Credit-related fees and commissions	73	65	87	12	(16)	269	306

Commission income from other services	268	253	266	6	1	1,064	1,027

Total fee and commission income	8,092	6,809	6,724	19	20	29,223	24,188

Brokerage fees paid	541	395	463	37	17	1,904	1,631

Other	416	319	314	30	32	1,438	1,121

Total fee and commission expense	957	714	777	34	23	3,342	2,752

Net fee and commission income	7,135	6,095	5,947	17	20	25,881	21,436

Note 5 Other Income
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries	0	(15)	(11)	100	100	(11)	1

Net gains from disposals of investments in associates	0	21	0	(100)		21	26

Total	0	6	(11)	(100)	100	10	27

Financial investments available-for-sale

Net gains from disposals	58	51	54	14	7	921	231

Impairment charges	(4)	(3)	(2)	(33)	(100)	(12)	(26)

Total	54	48	52	13	4	909	205

Net income from investments in property[1]	29	12	10	142	190	61	42

Equity in income of associates	25	3	(30)	733		106	57

Net gains / (losses) from investment properties[2]	(2)	(2)	(3)	0	33	5	12

Other	84	25	35	236	140	204	218

Total other income from Financial Businesses	190	92	53	107	258	1,295	561

Other income from Industrial Holdings	122	53	137	130	(11)	301	561

Total other income	312	145	190	115	64	1,596	1,122

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains / (losses) from investment properties at fair value.

Financial Statements
13 February 2007

Note 6 Personnel Expenses
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Salaries and bonuses	4,885	4,266	4,014	15	22	19,076	15,930

Contractors	214	213	203	0	5	822	823

Insurance and social security contributions	337	319	364	6	(7)	1,376	1,257

Contribution to retirement plans	184	183	179	1	3	802	713

Other personnel expenses	425	400	427	6	0	1,595	1,425

Total personnel expenses	6,045	5,381	5,187	12	17	23,671	20,148

Note 7 General and Administrative Expenses
	Quarter ended			% change from		Year ended
CHF million	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Occupancy	367	382	345	(4)	6	1,435	1,278

Rent and maintenance of machines and equipment	172	158	159	9	8	653	602

Telecommunications and postage	237	228	220	4	8	907	840

Administration	239	211	237	13	1	861	758

Marketing and public relations	180	172	173	5	4	653	576

Travel and entertainment	291	227	240	28	21	937	737

Professional fees	278	232	207	20	34	924	625

Outsourcing of IT and other services	319	276	253	16	26	1,095	871

Other	191	196	167	(3)	14	651	345

Total general and administrative expenses	2,274	2,082	2,001	9	14	8,116	6,632

Note 8 Earnings per Share (EPS) and Shares Outstanding
	Quarter ended			% change from		Year ended
	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	3,407	2,199	6,487	55	(47)	12,257	14,029

from continuing operations	3,145	2,192	2,647	43	19	11,491	9,776

from discontinued operations	262	7	3,840		(93)	766	4,253

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	3,407	2,199	6,487	55	(47)	12,257	14,029

Less: (Profit) / loss on equity derivative contracts	(4)	(1)	(6)	(300)	33	(8)	(22)

Net profit attributable to UBS shareholders for diluted EPS	3,403	2,198	6,481	55	(47)	12,249	14,007

from continuing operations	3,141	2,191	2,647	43	19	11,483	9,777

from discontinued operations	262	7	3,834		(93)	766	4,230

	Quarter ended			% change from		Year ended
Weighted average shares outstanding	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Weighted average shares outstanding[1]	1,965,088,096	1,976,435,598	1,977,448,180	(1)	(1)	1,976,405,800	2,013,987,754

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	80,613,811	75,758,565	85,555,526	6	(6)	82,429,012	83,203,786

Weighted average shares outstanding for diluted EPS	2,045,701,907	2,052,194,163	2,063,003,706	0	(1)	2,058,834,812	2,097,191,540

	Quarter ended			% change from		Year ended
Earnings per share (CHF)	31.12.06	30.9.06	31.12.05	3Q06	4Q05	31.12.06	31.12.05

Basic	1.73	1.11	3.28	56	(47)	6.20	6.97

from continuing operations	1.60	1.11	1.34	44	19	5.81	4.85

from discontinued operations	0.13	0.00	1.94		(93)	0.39	2.12

Diluted	1.66	1.07	3.14	55	(47)	5.95	6.68

from continuing operations	1.54	1.07	1.28	44	20	5.58	4.66

from discontinued operations	0.12	0.00	1.86		(94)	0.37	2.02

	As of			% change from
Shares outstanding	31.12.06	30.9.06	31.12.05	30.9.06	31.12.05

Total ordinary shares issued	2,105,273,286	2,105,049,946	2,177,265,044	0	(3)

Second trading line treasury shares

2005 program	0	0	67,770,000

2006 program	22,600,000	11,265,000

Other treasury shares	141,875,699	118,869,858	140,749,748	19	1

Total treasury shares	164,475,699	130,134,858	208,519,748	26	(21)

Shares outstanding	1,940,797,587	1,974,915,088	1,968,745,296	(2)	(1)

1 Includes an average of 147,231 and 170,304 exchangeable shares for the quarters ended 31 December 2006 and 30 September 2006, respectively, and a year to date average of 143,809 shares for 31 December 2006 that can be exchanged into the same number of UBS shares.

All shares and earnings per share figures reflect the 2-for-1 share split made on 10 July 2006.

Financial Statements
13 February 2007

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year ended
	31.12.06	30.9.06	31.12.05	31.12.06	30.9.06	31.12.05	31.12.06	31.12.05

1 USD	1.22	1.25	1.31	1.22	1.24	1.31	1.25	1.25

1 EUR	1.61	1.59	1.56	1.60	1.58	1.55	1.58	1.55

1 GBP	2.39	2.34	2.26	2.37	2.33	2.27	2.31	2.27

100 JPY	1.02	1.06	1.11	1.04	1.06	1.11	1.08	1.13

Note 10 Changes in organization

On 1 December 2006, UBS completed the acquisition of Brazilian bank Banco Pactual S.A. The bank was merged with UBS’s Brazilian business, and both are now operating under the name UBS Pactual. The cost of the business combination is estimated at USD 2,194 million (CHF 2,677 million) but is still subject to final determination. Of the total consideration, USD 971 million (CHF 1,164 million) was paid on 1 December 2006 in cash. The residual purchase price is subject to certain performance conditions and will be payable on 30 June 2011. The purchase price allocation is preliminary and will be finalized in 2007. The preliminary allocation shows the booking of net assets of USD 376 million (CHF 459 million), intangible assets of USD 830 million (CHF 1,013 million) and goodwill of USD 988 million (CHF 1,205 million). UBS Pactual offers a broad range of services in investment banking, asset management and wealth management. It has offices in São Paulo, Rio de Janeiro, Belo Horizonte and Recife.

Acquisitions announced in first quarter 2007

Standard Chartered’s mutual funds management business in India

On 26 January 2007, UBS announced the acquisition of Standard Chartered’s mutual funds management business in India. The cost of the business combination is estimated to be CHF 147 million. The acquired business currently manages 16 mutual funds, 10 of which are fixed income, two asset allocation and four in equities. The business will be integrated into Global Asset Management. It has around 60 permanent staff members and is the ninth largest mutual fund manager in India, with a 4% share of the domestic market. It is headquartered in Mumbai and has offices in 27 other cities, including Bangalore, Chennai, Kolkata and New Delhi.

Note 11 Litigation

a)	InsightOne: In December 2006, the New York State Attorney General (NYAG) filed a civil complaint regarding InsightOne, the Firm’s fee-based brokerage program for private clients in the United States. The InsightOne program is a fee-based brokerage program, in which clients pay an asset-based fee for trading activity rather than commissions on a per trade basis, and was designed to align more closely the interests of financial advisors and clients. UBS denies that the program was part of a scheme to disadvantage clients and intends to defend itself vigorously in this matter.
b)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (U.S. Attorney’s Office) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996–2000. Some of these transactions were a subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the U.S. Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating with the government’s investigation.
c)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the U.S. Department of Justice, Antitrust Division, and the U.S. Securities and Exchange Commission. These subpoenas concern UBS’s conduct relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. UBS is cooperating with these investigations.
d)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in the Alabama state court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.
e)	Bankruptcy Estate of Enron: In November 2003, Enron brought adversarial proceedings against UBS and others in the U.S. Bankruptcy Court for the Southern District of New York seeking avoidance and recovery of payments that Enron made prior to filing for bankruptcy in connection with equity forward and swap transactions. The Bankruptcy Court dismissed UBS’s motion for summary judgment in August 2005. Discovery is ongoing.
f)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, of which one relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and two UBS employees are the subject of criminal proceedings in Milan. Finally, UBS is a defendant in civil actions brought by individual investors in those criminal proceedings. All proceedings still are in an early stage. UBS denies the allegations made against itself and against its employees in these matters, and is defending itself vigorously.

UBS Registered Shares
13 February 2007

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0701

                 UBS AG
                 P.O. Box, CH-8098 Zurich
                 P.O. Box, CH-4002 Basel

                 www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: February 13, 2007